File Nos. 333-32887
                                                                      811-08325
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [ ]
      Pre-Effective Amendment No. _1__                                  [X]
      Post-Effective Amendment No. ___                                  [ ]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [ ]
      Amendment No. _1__                                                [X]

                        (Check appropriate box or boxes.)

     BMA Variable Annuity Account A
     -------------------------------
     (Exact Name of Registrant)

     Business Men's Assurance Company of America
     -------------------------------------------
     (Name of Depositor)

     700 Karnes Boulevard, Kansas City, Missouri                     64108
     ------------------------------------------------------------   ----------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code     (816) 753-8000

     Name and Address of Agent for Service

     David A. Gates
     Business Men's Assurance Company of America
     700 Karnes Blvd.
     Kansas City, Missouri 64108

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT  06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Being Registered:

Individual Flexible Purchase Payment Deferred Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                              CROSS REFERENCE SHEET

                             (required by Rule 495)

ITEM NO.                                                                  Location

                                           PART A

Item 1.          Cover Page                                               Cover Page

Item 2.          Definitions                                              Index of Special Terms

Item 3.          Synopsis                                                 Profile

Item 4.          Condensed Financial Information                          Not Applicable

Item 5.          General Description of Registrant,
                 Depositor, and Portfolio Companies                       Other Information -
                                                                          BMA; The Separate
                                                                          Account; Investors Mark Series
                                                                          Fund, Inc., Berger Institutional
                                                                          Products Trust

Item 6.          Deductions and Expenses                                  Expenses

Item 7.          General Description of Variable
                 Annuity Contracts                                        The Annuity Contract

Item 8.          Annuity Period                                           Annuity Payments
                                                                          (The Income Phase)

Item 9.          Death Benefit                                            Death Benefit

Item 10.         Purchases and Contract Value                             Purchase

Item 11.         Redemptions                                              Access to Your Money

Item 12.         Taxes                                                    Taxes

Item 13.         Legal Proceedings                                        None

Item 14.         Table of Contents of the Statement
                 of Additional Information                                Table of Contents of the
                                                                          Statement of Additional
                                                                          Information


                              CROSS REFERENCE SHEET

                             (required by Rule 495)

ITEM NO.                                                                        LOCATION
                                           PART B

Item 15.            Cover Page                                                  Cover Page

Item 16.            Table of Contents                                           Table of Contents

Item 17.            General Information and History                             Company

Item 18.            Services                                                    Not Applicable

Item 19.            Purchase of Securities Being Offered                        Not Applicable

Item 20.            Underwriters                                                Distribution

Item 21.            Calculation of Performance Data                             Performance Information

Item 22.            Annuity Payments                                            Annuity Provisions

Item 23.            Financial Statements                                        Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.



                                     PART A


Business Men's Assurance Company of America                      _______, 1997


               PROFILE OF THE FIXED AND VARIABLE ANNUITY CONTRACT

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD CONSIDER AND KNOW BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT: The fixed and variable annuity contract offered by BMA is a contract between you, the owner, and Business Men's Assurance Company of America (BMA), an insurance company. The Contract provides a means for investing on a tax-deferred basis in 2 fixed account options of BMA and 10 investment portfolios. The Contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

We offer 2 fixed accounts (Fixed Account I and Fixed Account II). The fixed accounts offer interest rates that are guaranteed by the insurance company, BMA. For Fixed Account I, an interest rate is set at the time of each purchase payment or transfer to Fixed Account I. This initial interest rate is guaranteed for 12 months. For Fixed Account II, currently there are 3 different guarantee periods available, each with its own interest rate. If you make a withdrawal or transfer from Fixed Account II before the end of the guarantee period, it may be subject to an interest adjustment. While your money is in either fixed account, the interest your money will earn as well as your principal is guaranteed by BMA.

This Contract also offers 10 investment  portfolios  which are listed in Section
4. The returns on these portfolios are NOT guaranteed. You can lose money.

You can put money into any or all of the investment portfolios, Fixed Account I and/or any currently available guarantee period of Fixed Account II. You can transfer between accounts up to 12 times a year without charge or tax implications during the accumulation phase and 4 times each year without charge or tax implications during the income phase. There are certain limitations on the amounts that can be transferred to or from the Fixed Accounts. After 12 transfers each year during the accumulation period and four transfers each year during the income phase, the charge is $25 per transfer.

The Contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your Contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine, in part, the amount of income payments during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE): If you want to receive regular income from your annuity, you can choose one of four options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 10 or 20 years (as you select) if you die before the end of the selected period; (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you; and (4) monthly payments for your life and for the life of another person (usually your spouse), but if you and the other person die before payments have been made for the 10 or 20 year period, payments will continue for the remainder of the period. Once you begin receiving regular payments, you cannot change your payment plan.

During the income phase, you can choose from the same investment options you had during the accumulation phase. You can choose to have payments come from our general account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3. PURCHASE: You can buy this Contract with $10,000 or more under most circumstances. You can add $1,000 or more any time you like during the accumulation phase. Your registered representative can help you fill out the proper forms.

4. INVESTMENT OPTIONS: You can put your money in any or all of these investment portfolios which are described in the prospectuses for the funds:

MANAGED BY STANDISH, AYER & WOOD, INC.

      Intermediate Fixed Income Portfolio
      Mid Cap Equity Portfolio
      Money Market Portfolio


MANAGED BY STANDISH INTERNATIONAL MANAGEMENT COMPANY, L.P.

     Global Fixed Income Portfolio


MANAGED BY STEIN ROE & FARNHAM, INCORPORATED

     Small Cap Equity Portfolio
     Large Cap Growth Portfolio

MANAGED BY DAVID L. BABSON & CO., INC.

     Large Cap Value Portfolio

MANAGED BY LORD, ABBETT & CO.

     Growth & Income Portfolio

MANAGED BY KORNITZER CAPITAL MANAGEMENT, INC.

     Balanced Portfolio

MANAGED BY BBOI WORLDWIDE LLC

     Berger/BIAM IPT - International Fund

Depending upon market conditions, you can make or lose money in any of these portfolios.

5. EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

Each year BMA deducts a $35 contract maintenance charge from your Contract. During the accumulation phase, BMA currently waives this charge if the value of your Contract is at least $100,000. BMA also deducts a coverage charge which is equal to 1.40% annually of the average daily value of your Contract allocated to the investment portfolios.

If you take your money out, BMA may assess a withdrawal charge against each purchase payment withdrawn. The withdrawal charge is equal to:

             Number of Complete Years from
                Date of Purchase Payment                      Withdrawal Charge
             -----------------------------                    -----------------
                   0                                                  7%
                   1                                                  6%
                   2                                                  5%
                   3                                                  4%
                   4                                                  3%
                   5                                                  2%
                   6                                                  1%
                   7 and thereafter                                   0%

Under some circumstances BMA may waive the withdrawal charge.

When you begin receiving regular income payments from your annuity, BMA will assess a state premium tax charge which ranges from 0 - 4%, depending upon the state. In South Dakota, BMA will deduct the premium tax charge from each purchase payment.

There are also investment charges which range from .50% to 1.20% of the average daily value of the investment portfolio depending upon the investment portfolio.

The following chart is designed to help you to understand the expenses in the Contract. The column "Total Annual Expenses" shows the total of the $35 contract maintenance charge (which is represented as .14% below), the 1.40% coverage charge and the investment expenses for each investment portfolio. The next two columns show you two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Expenses are assessed as well as the withdrawal charges. For year 10, the example shows the aggregate of all the annual expenses assessed for the 10 years, but there is no withdrawal charge.

The premium tax is assumed to be 0% in both examples.


                                                                                                             EXAMPLES
                                                                                                  Total Annual
                                              Total Annual       Total Annual       Total          Expenses At        End of:
                                               Insurance          Portfolio        Annual              (1)              (2)
                                                Charges           Expenses         Expenses          1 Year          10 Years
                                              ------------       ------------       --------       ------------       --------
MANAGED BY STANDISH, AYER & WOOD, INC.

    Intermediate Fixed Income Portfolio        1.54%               .80%              2.34%          $ 94.01          $ 270.18
    Mid Cap Equity Portfolio                   1.54%               .90%              2.44%          $ 95.01          $ 280.16
    Money Market Portfolio                     1.54%               .50%              2.04%          $ 90.99          $ 239.53

MANAGED BY STANDISH INTERNATIONAL
MANAGEMENT COMPANY, L.P.

     Global Fixed Income Portfolio              1.54%              1.00%              2.54%          $ 96.01         $ 290.03

MANAGED BY STEIN ROE & FARNHAM, INCORPORATED

     Small Cap Equity Portfolio                 1.54%              1.05%              2.59%          $ 96.51         $ 284.92
     Large Cap Growth Portfolio                 1.54%               .90%              2.44%          $ 95.01         $ 280.16

MANAGED BY DAVID L. BABSON & CO., INC.

     Large Cap Value Portfolio                  1.54%               .90%              2.44%          $ 95.01         $ 280.16

MANAGED BY LORD, ABBETT & CO.

     Growth & Income Portfolio                  1.54%               .90%              2.44%          $ 95.01         $ 280.16

MANAGED BY KORNITZER CAPITAL MANAGEMENT, INC.

     Balanced Portfolio                         1.54%               .90%              2.44%          $ 95.01         $ 280.16

MANAGED BY BBOI WORLDWIDE LLC

     Berger/BIAM IPT - International Fund       1.54%              1.20%              2.74%          $ 98.00         $ 309.42

The expenses reflect the expense reimbursements or fee waivers by the fund managers. For the newly formed Portfolios, the expenses have been estimated. For more detailed information, see the Fee Table in the prospectus for the Contract.



6. TAXES: Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY: You can take money out at any time during the accumulation phase. Each purchase payment you add to your Contract has its own 7 year withdrawal charge period. After BMA has had a payment for 7 years, there is no charge for withdrawals. After the first year and so long as you have not made another withdrawal during the same Contract year, a withdrawal of up to 10% of the contract value withdrawn is not subject to a withdrawal charge. Withdrawals in excess of that will be charged a withdrawal charge which ranges from 7% in the first year and declines to 0% after the seventh year. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE: The value of the Contract will vary up or down depending upon the investment performance of the investment portfolios you choose. BMA may provide total return figures for each investment portfolio. The total return figures are based on historical data and are not intended to indicate future performance. As of the date of this Profile, the sale of the Contracts had not begun. Therefore, no performance is presented here.

9. DEATH BENEFIT: If you die before moving to the income phase, the beneficiary will receive a death benefit. This death benefit will be the greater of: 1) the payments you have made, less any money you have taken out and related withdrawal charges; or 2) the value of your Contract.

10. OTHER INFORMATION: Free Look. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a withdrawal charge. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your original payment. If we are required by law to return your original payment or if you have purchased the Contract as an Individual Retirement Annuity (IRA), you will receive back the greater of your purchase payment, or the contract value and we will put your money in the Money Market portfolio during the free-look period.


No Probate. In most cases, when you die, the beneficiary will receive the death benefit without going through probate. However, the avoidance of probate does not mean that the beneficiary will not have tax liability as a result of receiving the death benefit.

Who should purchase the Contract? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

Additional  Features.   The  Contract  has  additional  features  you  might  be
interested in. These include:

     * You can arrange to have money automatically sent to you (monthly, quarterly, semi-annually or annually) while your Contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. You may also have to pay a penalty tax on money you receive. We call this feature the Automatic Withdrawal Program.

     * If you purchased the Contract under an Individual Retirement Annuity, you can arrange to have money sent to you periodically to meet certain required distribution requirements imposed by the Internal Revenue Code. We call this feature the Minimum Distribution Program.

     * You can arrange to have a regular amount of money automatically transferred from the Money Market Portfolio or Fixed Account I to the investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature the Dollar Cost Averaging Option.

     * BMA will automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature the Asset Rebalancing Option.

     * Under certain circumstances, BMA will give you your money without a withdrawal charge if you are in a nursing home, or become totally disabled, terminally ill, involuntarily unemployed or divorced.

     These features may not be available in your state and may not be suitable for your particular situation.

11. INQUIRIES: If you need more information about buying a Contract, please contact us at our service center:

                      BMA
                      9735 Landmark Parkway Drive
                      St. Louis, Missouri 63127-1690
                      1-888-262-8131




                                    THE FIXED
                              AND VARIABLE ANNUITY

                                    ISSUED BY

                         BMA VARIABLE ANNUITY ACCOUNT A

                                       AND

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

This prospectus describes the Fixed and Variable Annuity Contract offered by Business Men's Assurance Company of America (BMA).

The annuity contract has 12 investment choices - 2 fixed account options and 10 investment portfolios listed below. The 10 investment portfolios are part of Investors Mark Series Fund, Inc. and Berger Institutional Products Trust. You can put your money in Fixed Account I, any currently available guarantee period of Fixed Account II and/or any of these investment portfolios.

INVESTORS MARK SERIES FUND, INC.

MANAGED BY STANDISH, AYER & WOOD, INC.

     Intermediate Fixed Income
     Mid Cap Equity
     Money Market

MANAGED BY STANDISH INTERNATIONAL MANAGEMENT COMPANY, L.P.

     Global Fixed Income

MANAGED BY STEIN ROE & FARNHAM, INCORPORATED

     Small Cap Equity
     Large Cap Growth

MANAGED BY DAVID L. BABSON & CO., INC.

     Large Cap Value

MANAGED BY LORD, ABBETT & CO.

     Growth & Income

MANAGED BY KORNITZER CAPITAL MANAGEMENT, INC.

     Balanced

BERGER INSTITUTIONAL PRODUCTS TRUST

MANAGED BY BBOI WORLDWIDE LLC

     Berger/BIAM IPT - International


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the BMA Fixed and Variable Annuity Contract.

To learn more about the BMA Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _________, 1997. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC has a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at 1-888-262-8131 or write us at: 9735 Landmark Parkway Drive, St. Louis, MO 63127-1690.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. ______________, 1997.

                                TABLE OF CONTENTS

                                                                         PAGE

INDEX OF SPECIAL TERMS

FEE TABLE

EXAMPLES

1.  THE ANNUITY CONTRACT

2.  ANNUITY PAYMENTS (THE INCOME PHASE)

3.  PURCHASE
         Purchase Payments
         Allocation of Purchase Payments
         Accumulation Units

4.  INVESTMENT OPTIONS
         Transfers
         Dollar Cost Averaging Option
         Asset Rebalancing Option
         Asset Allocation Option
         Voting Rights
         Substitution

5.  EXPENSES
         Coverage Charge
         Contract Maintenance Charge
         Withdrawal Charge
         Waiver of Withdrawal Charge Benefits
         Reduction or Elimination of the Withdrawal Charge
         Premium Taxes
         Transfer Fee
         Income Taxes
         Investment Portfolio Expenses

6.  TAXES
         Annuity Contracts in General
         Qualified and Non-Qualified Contracts
         Withdrawals - Non-Qualified Contracts
         Withdrawals - Qualified Contracts
         Death Benefits
         Diversification

7.  ACCESS TO YOUR MONEY
         Automatic Withdrawal Program
         Minimum Distribution Program

8.  PERFORMANCE

9.  DEATH BENEFIT
         Upon Your Death
         Death of Annuitant

10.  OTHER INFORMATION
         BMA
         The Separate Account
         Distributor
         Administration
         Beneficiary
         Assignment
         Suspension of Payments or Transfers
         Financial Statements

TABLE OF CONTENTS OF THE
         STATEMENT OF ADDITIONAL INFORMATION

                             INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. They are identified in the text in italic and the page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                          PAGE

Accumulation Phase
Accumulation Unit
Annuitant
Annuity Date
Annuity Options
Annuity Payments
Annuity Unit
Beneficiary
Fixed Account
Guarantee Period
Income Phase
Investment Portfolios
Joint Owner
Non-Qualified
Owner
Purchase Payment
Qualified
Tax Deferral


                                    FEE TABLE

OWNER TRANSACTION EXPENSES                                 Number of Complete
Withdrawal Charge (as a percentage of                       Years from date                    Withdrawal
purchase payments) (see Note 2 below)                      of Purchase Payment                   Charge
                                                           -------------------                 ----------
                                                                   0                                7%
                                                                   1                                6%
                                                                   2                                5%
                                                                   3                                4%
                                                                   4                                3%
                                                                   5                                2%
                                                                   6                                1%
                                                                   7 and thereafter                 0%

TRANSFER FEE (see Note 3 below)

No charge for first 12 transfers in a contract year during the accumulation phase and no charge for four transfers in a contract year during the income phase; thereafter, the fee is $25 per transfer.

CONTRACT MAINTENANCE CHARGE (see Note 4 below)    $35 per contract per year

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Coverage Charge                             1.40%
                                            -----
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES      1.40%

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

                                                                                                   Total Annual
                                                                                   Other             Portfolio
                                                                                  Expenses            Expenses
                                                                               (after expense      (after expense
                                                                               reimbursement-      reimbursement-
                                                            Management          See Notes 5         See Notes 5
                                                               Fees             and 6 below)        and 6 below)
                                                            ----------          -------------      ---------------
INVESTORS MARK SERIES FUND, INC.

MANAGED BY STANDISH, AYER & WOOD, INC.

     Intermediate Fixed Income Portfolio                      .60%                 .20%                .80%
     Mid Cap Equity Portfolio                                 .80%                 .10%                .90%
     Money Market Portfolio                                   .40%                 .10%                .50%

MANAGED BY STANDISH INTERNATIONAL
MANAGEMENT COMPANY, L.P.

     Global Fixed Income Portfolio                            .75%                 .25%               1.00%


MANAGED BY STEIN ROE & FARNHAM, INCORPORATED

     Small Cap Equity Portfolio                               .95%                 .10%               1.05%
     Large Cap Growth Portfolio                               .80%                 .10%                .90%

MANAGED BY DAVID L. BABSON & CO., INC.

     Large Cap Value Portfolio                                .80%                 .10%                .90%

MANAGED BY LORD, ABBETT & CO.

     Growth & Income Portfolio                                .80%                 .10%                .90%

MANAGED BY KORNITZER CAPITAL MANAGEMENT, INC.
     Balanced Portfolio                                       .80%                 .10%                .90%

BERGER INSTITUTIONAL PRODUCTS TRUST

MANAGED BY BBOI WORLDWIDE LLC

     Berger/BIAM IPT - International Fund                     .00%                1.20%               1.20%

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

     (a)  upon surrender at the end of each time period;
     (b) if the contract is not surrendered or is annuitized with a life annuity option or another annuity option with an annuity payment period of more than 5 years.

                                                                    Time       Periods

                                                               1 Year            3 Years
                                                               ------            -------
INVESTORS MARK SERIES FUND, INC.

MANAGED BY STANDISH, AYER & WOOD, INC.

     Intermediate Fixed Income                                a) $94.01         a) $118.61
                                                              b) $24.01         b) $ 73.91
     Mid Cap Equity                                           a) $95.01         a) $121.53
                                                              b) $25.01         b) $ 76.91


     Money Market                                             a) $90.99         a) $109.36
                                                              b) $20.99         b) $ 64.81

MANAGED BY STANDISH INTERNATIONAL
MANAGEMENT COMPANY, L.P.

     Global Fixed Income                                      a) $96.01         a) $124.54
                                                              b) $26.01         b) $ 79.91

MANAGED BY STEIN ROE & FARNHAM, INCORPORATED

     Small Cap Equity                                         a) $96.51         a) $126.04
                                                              b) $26.51         b) $ 81.40
     Large Cap Growth                                         a) $95.01         a) $121.53
                                                              b) $25.01         b) $ 76.91

MANAGED BY DAVID L. BABSON & CO., INC.

     Large Cap Value                                          a) $95.01         a) $121.53
                                                              b) $25.01         b) $ 76.91

MANAGED BY LORD, ABBETT & CO.

     Growth & Income                                          a) $95.01          a) $121.53
                                                              b) $25.01          b) $ 76.91

MANAGED BY KORNITZER CAPITAL MANAGEMENT, INC.

     Balanced                                                 a) $95.01          a) $121.53
                                                              b) $25.01          b) $ 76.91

BERGER INSTITUTIONAL PRODUCTS TRUST

MANAGED BY BBOI WORLDWIDE LLC

     Berger/BIAM IPT - International                          a) $98.00          a) $130.53
                                                              b) $28.00          b) $ 85.86

EXPLANATION OF FEE TABLE AND EXAMPLES

     1. The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as the investment portfolios.

     2. After BMA has had a purchase payment for 7 years, there is no charge by BMA for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first Contract Year, the first 10% of contract value withdrawn is not subject to a withdrawal charge, unless you have already made another withdrawal during that same contract year.

     3. BMA will not charge you the transfer fee even if there are more than 12 transfers in a year during the accumulation phase if the transfer is for the Dollar Cost Averaging Option, the Asset Allocation Option or Asset Rebalancing Option.

     4. During the accumulation phase, BMA will not charge the contract maintenance charge if the value of your contract is $100,000 or more. If you make a complete withdrawal and the contract value is less than $100,000, BMA will charge the contract maintenance charge. If you own more than one BMA contract, we will determine the total value of all the contracts. If the total value of all the contracts is more than $100,000, we will not assess the contract maintenance charge. During the income phase, BMA will deduct the contract maintenance charge from each annuity payment on a prorata basis.



     5. Investors Mark Advisors, LLC has voluntarily agreed to reimburse expenses of each Portfolio of Investors Mark Series Fund, Inc. for the first year of operations so that the annual expenses do not exceed the amounts set forth above under "Total Annual Portfolio Expenses" for each Portfolio. Absent such expense reimbursement, the Total Annual Portfolio Expenses are estimated to be: 2.04% for the Intermediate Fixed Income Portfolio; 1.10% for the Mid Cap Equity Portfolio; 1.15% for the Money Market Portfolio; 2.04% for the Global Fixed Income Portfolio; 1.25% for the Small Cap Equity Portfolio; 1.02% for the Large Cap Growth and Large Cap Value Portfolios; 1.10% for the Growth & Income Portfolio; and 1.10% for the Balanced Portfolio.

     6. BBOI Worldwide LLC has voluntarily agreed to waive its advisory fee and expects to voluntarily reimburse the Berger/BIAM IPT - International Fund for additional expenses to the extent that normal operating expenses in any fiscal year, including the management fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of the Fund exceed 1.20% of the Fund's average daily net assets. Absent the voluntary waiver and reimbursement, the management fee for the Fund would be .90% and its "Total Annual Portfolio Expenses" are estimated to be 8.96%.

     7. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

     8.  The assumed average contract size is $25,000.

     9. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

1.  THE ANNUITY CONTRACT

This Prospectus  describes the Fixed and Variable  Annuity  Contract  offered by
BMA.

An annuity is a contract between you, the owner, and an insurance company (in this case BMA), where the insurance company promises to pay you an income, in the form of annuity payments, beginning on a designated date that's at least one year after we issue your contract. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase. The contract benefits from tax deferral.

Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among 10 investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends upon the investment performance of the investment portfolios you select for the income phase.

The contract also contains two fixed account options (Fixed Account I and Fixed Account II). The fixed accounts offer interest rates that are guaranteed by BMA. For Fixed Account I, an interest rate is set at the time of each purchase payment or transfer to the account. This initial interest rate is guaranteed for 12 months. Fixed Account II offers different guarantee periods. A guarantee period is the time period for which an interest rate is credited in Fixed Account II. Currently, the following guarantee periods are available: three years, five years, and seven years. Each purchase payment or transfer to a guarantee period has its own interest rate. BMA guarantees that the interest credited to the fixed account options will not be less than 3% per year. If you make a withdrawal, transfer or if your contract switches to the income phase before the end of the guarantee period you have selected, an interest adjustment will be made to the value of your contract. If you select either fixed account option, your money will be placed with the other general assets of BMA. If you select either fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the general account will remain level for the entire income phase.

As owner of the contract, you exercise all rights under the contract. You can change the owner at any time by notifying BMA in writing. You and your spouse can be named joint owners. We have described more information on this in Section 10 - Other Information.

2.  ANNUITY PAYMENTS (THE INCOME PHASE)

Under the contract you can receive regular income payments. You can choose the date on which those payments begin. We call that date the annuity date. Your first annuity payment will be made one month (or one modal period if you do not choose monthly payments) after the annuity date. Currently, the amount of each payment is determined ten business days prior to the payment date. You can also choose among income plans. We call those annuity options.

     We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one year after we issue the contract. Annuity payments must begin by the later of the first day of the first calendar month after the annuitant's 95th birthday or 10 years after we issue your contract (or the maximum date allowed under state law). The annuitant is the person whose life we look to when we make annuity payments.

You can select and/or change an annuity option at any time prior to the annuity date (with 30 days notice to us). If you do not choose an annuity option, we will assume that you selected Option 2 which will provide a life annuity with 120 monthly payments guaranteed.

At the annuity date, you can choose whether payments will come from a fixed account, referred to as a fixed annuity, or from the investment portfolio(s) available, referred to as a variable annuity, or a combination of both. If you choose to have any portion of your annuity payments come from the fixed accounts, Fixed Accounts I and II will be terminated, and the fixed annuity payments will be made from BMA's general account. The general account of BMA contains all of our assets except the assets of the Separate Account and other separate accounts we may have. The dollar amount of each fixed annuity payment will be determined in accordance with the annuity tables in the contract. If, on the annuity date, we are using annuity payment tables for similar fixed annuity contracts which would provide a larger annuity payment, we will use those tables. Once determined, the amount of the fixed annuity payment will not change, unless you transfer a portion of your variable annuity payment into the fixed annuity. Up to four times each contract year you may increase the amount of your fixed annuity payment by a transfer of all or portion of your variable annuity payment to the fixed annuity payment. After the annuity date, you may not transfer any portion of the fixed annuity into the variable annuity payment.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of the initial variable annuity payment will depend upon the value of your contract in the investment portfolio(s) and the annuity tables in the contract. The dollar amount of this variable annuity payment is not guaranteed to remain level. Each variable annuity payment will vary depending on the investment performance of the investment portfolio(s) you have selected. A 3.5% annual investment rate is used in the annuity tables in the contract. If the actual performance of the investment portfolio(s) you have selected equals 3.5%, then the variable annuity payments will remain level. If the actual performance of the investment portfolio(s) you have selected exceeds the 3.5% assumption, the variable annuity payments will increase, and conversely, if the performance is less than the 3.5%, the payments will decrease.

Annuity payments are made monthly unless you have less than $10,000 to apply toward a payment. In that case, BMA made provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be or become less than $250 a month, BMA has the right to change the frequency of payments so that your annuity payments are at least $250.

You can choose one of the following annuity options. Any other annuity option acceptable to us may also be selected. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments.

OPTION 2. LIFE ANNUITY WITH 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 75% or 50% of the amount that we would have paid if both were alive.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 OR 20 YEARS GUARANTEED. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. However, if when the last annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

3.  PURCHASE

PURCHASE PAYMENTS

A purchase payment is the money you give us to buy the contract. The minimum we will accept for a non-qualified contract is $10,000. If you buy the contract as part of an Individual Retirement Annuity (IRA), the minimum purchase payment we will accept is $2,000. The maximum we accept is $1 million without our prior approval. You can make additional purchase payments of $1,000 or more.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to Fixed Account I, any currently available guarantee period of Fixed Account II and/or one or more of the investment portfolios you have selected. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. Any allocation to Fixed Account I or to any guarantee period of Fixed Account II must be at least
$5,000. Any allocation to an investment portfolio must be at least $1,000. Allocation percentages need to be in whole numbers. Each allocation must be at least 1%. BMA reserves the right to decline any purchase payment.

At its discretion, BMA may refuse purchase payments into Fixed Account I or Fixed Account II if the total value of Fixed Accounts I and II is greater than or equal to 30% of the value of your contract at the time of the purchase payment.

If you change your mind about owning the contract, you can cancel it within 10 days after receiving it, or the period required in your state (free look period). When you cancel the contract within this time period, BMA will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states, or if you have purchased the contract as an IRA, we will refund the greater of your purchase payment or the value of your contract if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will put your purchase payment in the Money Market Portfolio for 15 days after we allocate you first purchase payment. (In some states, the period may be longer.) At the end of that period, we will re-allocate those funds as you selected.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

ACCUMULATION UNITS

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the previous business day by a factor for the current business day. The factor is determined by:

     1. dividing the value of an investment portfolio share at the end of the current business day by the value of an investment portfolio share for the previous business day; and

     2. multiplying it by one minus the daily amount of the coverage charge and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

EXAMPLE:

     On Monday we receive an additional purchase payment of $4,000 from you. You have told us you want this to go to the Balanced Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Balanced Portfolio is $12.70. We then divide $4,000 by $12.70 and credit your contract on Monday night with 314.960630 accumulation units for the Balanced Portfolio.

4.  INVESTMENT OPTIONS

The Contract offers 10 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS.

INVESTORS MARK SERIES FUND, INC.

Investors Mark Series Fund, Inc. is managed by Investors Mark Advisors, LLC (Adviser), which is an affiliate of BMA. Investors Mark Series Fund, Inc. is a mutual fund with multiple portfolios. Each investment portfolio has a different investment objective. The Adviser has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following investment portfolios are available under the contract.

Standish, Ayer & Wood, Inc. is the sub-adviser to the following portfolios:

     Intermediate Fixed Income Portfolio
     Mid Cap Equity Portfolio
     Money Market Portfolio

Standish International Management Company, L.P. is the sub-adviser to the following portfolio:

     Global Fixed Income Portfolio

Stein  Roe  &  Farnham,   Incorporated  is  the  sub-adviser  to  the  following
portfolios:

     Small Cap Equity Portfolio
     Large Cap Growth Portfolio

David L. Babson & Co., Inc. is the sub-adviser to the following portfolio:

     Large Cap Value Portfolio

Lord, Abbett & Co. is the sub-adviser to the following portfolio:

     Growth & Income Portfolio

Kornitzer  Capital  Management,   Inc.  is  the  sub-adviser  to  the  following
portfolio:

     Balanced Portfolio

BERGER INSTITUTIONAL PRODUCTS TRUST

Berger Institutional Products Trust is a mutual fund with multiple portfolios, one of which, the Berger/BIAM IPT - International Fund, is managed by BBOI Worldwide LLC. BBOI Worldwide LLC has retained Bank of Ireland Asset Management (U.S.) Limited ("BIAM") as subadviser.

The following investment portfolio is available under the contract:

     Berger/BIAM IPT - International Fund

Shares of the portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with BMA. Certain portfolios may also be sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

TRANSFERS

You can transfer money among the fixed accounts and the 10 investment portfolios.

TRANSFERS DURING THE ACCUMULATION PHASE.

You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed accounts and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer. The transfer fee is deducted from the amount which is transferred. The following apply to any transfer during the accumulation phase:

     1. The minimum amount which you can transfer from the investment portfolio, Fixed Account I or any guarantee period of Fixed Account II is $250 or your entire interest in the investment portfolio, Fixed Account I or guarantee period of Fixed Account II, if less.

     2. We reserve the right to restrict the maximum amount which you can transfer from any fixed account option (unless the transfer is from a guarantee period of Fixed Account II just expiring) to 25% of the amount in Fixed Account I or any guarantee period of Fixed Account II. Currently, BMA is waiving this restriction. This requirement is waived if the transfer is part of the dollar cost averaging, asset allocation or asset rebalancing options. This requirement is also waived if the transfer is to switch your contract to the income phase.

     3. At its discretion, BMA may refuse transfers to Fixed Account I or Fixed Account II if the total value of Fixed Accounts I and II is greater than or equal to 30% of the value of your contract at the time of the transfer.

     4. The minimum amount which must remain in any investment portfolio after a transfer is $1,000. The minimum amount which must remain in Fixed Account I or any guarantee period of Fixed Account II after a transfer is $5,000.

     5. You may not make a transfer until after the end of the free look period.

     6. We reserve the right to restrict the number of transfers per year and to restrict transfers made on consecutive business days.

Your right to make transfers may be modified if we determine, in our sole opinion, that the exercise of the transfer right by one or more owners is, or would be, harmful to other owners.

You can make transfers by telephone. If you own the contract with a joint owner, unless BMA is instructed otherwise, BMA will accept instructions from either you or the other owner. BMA will use reasonable procedures to confirm that instructions given us by telephone are genuine. If BMA fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. BMA tape records all telephone instructions.

TRANSFERS DURING THE INCOME PHASE.

Each year, during the income phase, you can make 4 transfers between the investment portfolio(s). We measure a year from the anniversary of the day we issued your contract. You can also make 4 transfers each contract year from the investment portfolios to the general account. You may not make a transfer from the general account to the investment portfolios. These four transfers each contract year during the income phase are free. If you make more than 4 transfers in a year during the income phase, a transfer fee of $25 per transfer (after the 4 free) will be charged.

You can make transfers by telephone. If you own the contract with a joint owner, unless BMA is instructed otherwise, BMA will accept instructions from either you or the other owner. BMA will use reasonable procedures to confirm that instructions given us by telephone are genuine. If BMA fails to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. BMA tape records all telephone instructions.

DOLLAR COST AVERAGING OPTION

The dollar cost averaging option allows you to systematically transfer a set amount each month from the Money Market Portfolio or Fixed Account I to any of the other investment portfolio(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

The minimum amount which can be transferred each month is $250. The value of your contract must be at least $25,000 in order to participate in dollar cost averaging.

All dollar cost averaging transfers will be made on the 15th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. You must participate in dollar cost averaging for at least 6 months.

If you participate in dollar cost averaging, the transfers made under this option are not taken into account in determining any transfer fee.

No automatic withdrawals and minimum distributions will be allowed if you are participating in dollar cost averaging.

ASSET REBALANCING OPTION

Once your money has been allocated among the investment portfolios, the performance of each portfolio may cause your allocation to shift. If the value of your contract is at least $10,000, you can direct us to automatically rebalance your contract each quarter to return to your original percentage allocations by selecting our asset rebalancing option. The program will terminate if you make any transfer outside of the investment portfolios you have selected under the asset rebalancing option. The minimum period to participate in this program is 6 months. The transfer date will be the 15th of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. The fixed account options are not part of asset rebalancing. If you participate in the asset rebalancing option, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Intermediate Fixed Income Portfolio and 60% to be in the Mid Cap Equity Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Intermediate Fixed Income Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, BMA would sell some of your units in the Intermediate Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Mid Cap Equity Portfolio to increase those holdings to 60%.

ASSET ALLOCATION OPTION

BMA recognizes the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the Contracts.

Even though BMA may allow the use of approved asset allocation programs, the contract was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and should BMA become aware of such disruptive practices, we may modify the transfer provisions of the contract.

If you participate in an approved asset allocation program, the transfers made under the program will not be taken into account in determining any transfer fee.

VOTING RIGHTS

BMA is the legal owner of the investment portfolio shares. However, BMA believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that BMA owns on its own behalf. Should BMA determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

BMA may be required to substitute one of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this.

5.  EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

COVERAGE CHARGE

Each day, BMA makes a deduction for its coverage charge. BMA does this as part of its calculation of the value of the accumulation units and the annuity units. The coverage charge is equal, on an annual basis, to 1.40% of the average daily value of the contract invested in an investment portfolio, after expenses have been deducted. We reserve the right to increase this charge but it will never be more than 1.75% of the average daily value of the contract invested in an investment portfolio, after expenses have been deducted.

This charge is for all the insurance benefits provided under the contracts and certain administrative expenses associated with the contract.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, BMA deducts $35 from your contract as a contract maintenance charge. If you make a complete withdrawal from your contract, the charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. We reserve the right to increase this charge but it will never be more than $60 each year. This charge is for administrative expenses.

BMA will not deduct this charge, if when the deduction is to be made, the value of your contract is $100,000 or more. If you own more than one BMA contract, we will determine the total value of all your contracts. If the owner is a non-natural person (e.g., a corporation), we will look to the annuitant to determine this information. BMA may some time in the future discontinue this practice and deduct the charge.

After the annuity date, the charge will be collected monthly out of each annuity payment regardless of the size of the contract.

WITHDRAWAL CHARGE

During the accumulation phase, you can make withdrawals from your contract. BMA keeps track of each purchase payment. After the first contract year, the first 10% of the contract value withdrawn (free withdrawal amount) is not subject to the withdrawal charge (unless you have already made another withdrawal during that same contract year), if on the day you make your withdrawal, the value of your contract is $10,000 or more. A withdrawal charge will be deducted from any withdrawals in excess of the free withdrawal amount. The withdrawal charge and the free withdrawal amount are calculated at the time of each withdrawal. The withdrawal charge compensates us for expenses associated with selling the contract.

The withdrawal charge is:

               Number of Complete Years
             from Date of Purchase Payment                    Withdrawal Charge
             -----------------------------                    -----------------
                   0                                                 7%
                   1                                                 6%
                   2                                                 5%
                   3                                                 4%
                   4                                                 3%
                   5                                                 2%
                   6                                                 1%
            7 and thereafter                                         0%

After BMA has had a purchase payment for 7 years, there is no charge when you withdraw that purchase payment. When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

NOTE: For tax purposes, withdrawals are considered to have come from the last money into the contract. Thus, for tax purposes, earnings are considered to come out first.

BMA does not assess the withdrawal charge on any amounts paid out as death benefits or as annuity payments if a life annuity option or another option with an annuity payment period of more than 5 years is selected.

WAIVER OF WITHDRAWAL CHARGE BENEFITS

Under certain circumstances, after the first year, BMA will allow you to take your money out of the contract without deducting the withdrawal charge: 1) if you become confined to a long term care facility, nursing facility or hospital for at least 90 consecutive days; 2) if you become totally disabled; or 3) if you become terminally ill (which means that you are not expected to live more than 12 months); (4) if you are involuntarily unemployed for at least 90 consecutive days; or (5) if you get divorced. These benefits may not be available in your state.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

BMA will reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with BMA. BMA will not deduct a withdrawal charge under a contract issued to an officer, director or employee of BMA or any of its affiliates.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. BMA is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is BMA's current practice, for all states except South Dakota, to not charge anyone for these taxes until annuity payments begin. In South Dakota, BMA will assess a charge equal to the amount of the premium tax at the time each purchase payment is made. BMA may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER FEE

You can make 12 free transfers every year during the accumulation phase and 4 free transfers every year during the income phase. We measure a year from the day we issue your contract. If you make more than 12 transfers a year during the accumulation phase or more than 4 transfers a year during the income phase, we will deduct a transfer fee of $25. The transfer fee is for expenses in connection with transfers.

If the transfer is part of the dollar cost averaging option, the asset rebalancing option or an approved asset allocation program, it will not count in determining the transfer fee.

INCOME TAXES

BMA will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the attached fund prospectuses.

6.  TAXES

NOTE: BMA has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. BMA has included in the Statement of Additional Information an additional discussion regarding taxes.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract (qualified or non-qualified, see the following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When  a  non-qualified   contract  is  owned  by  a  non-natural  person  (e.g.,
corporation or certain other entities other than tax-qualified trusts), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not an Individual Retirement Annuity (IRA), your contract is referred to as a non-qualified contract.

If you purchase the contract under an IRA, your contract is referred to as a qualified contract.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity, (5) paid under an immediate annuity; or (6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

The above information describing the taxation of non-qualified contracts does not apply to qualified contracts. There are special rules that govern with respect to qualified contracts. We have provided a more complete discussion in the Statement of Additional Information.

DEATH BENEFITS

Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. BMA believes that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not BMA, would be considered the owner of the shares of the investment portfolios. If this occurs, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent under federal tax law owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios.

Due to the uncertainty in this area, BMA reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

You can have access to the money in your contract: (1) by making a withdrawal (either a partial or a complete withdrawal); (2) by electing to receive annuity payments; or (3) when a death benefit is paid to your beneficiary. Withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the value of the contract on the day you made the withdrawal less any applicable withdrawal charge, less any premium tax, less any contract maintenance charge and less an interest adjustment, if applicable. (See Section 5. Expenses for a discussion of the charges.)

Unless you instruct BMA otherwise, any partial withdrawal will be made pro rata from all the investment portfolio(s) and the fixed account option(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $1,000 (withdrawals made pursuant to the automatic withdrawal program and the minimum distribution option are not subject to this minimum). BMA requires that after a partial withdrawal is made you keep at least $1,000 in any investment portfolio and $5,000 in Fixed Account I or any guarantee period of Fixed Account II. BMA also requires that after a partial withdrawal is made you keep at least $10,000 in your contract.

We will pay the amount of any withdrawal from the investment portfolios within 7 days of a receipt in good order of your request unless the suspension or deferral of payments or transfers provision is in effect (see Section 10 - Other Information-Suspension of Payments or Transfers). Use of a certified check to purchase the contract may expedite the payment of your withdrawal request if the withdrawal request is soon after your payment by certified check.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

AUTOMATIC WITHDRAWAL PROGRAM

This program provides periodic payments to you of up to 10% of the value of your contract each year. No withdrawal charge will be deducted for these payments. Each payment must be for at least $250. You may select to have payments made monthly, quarterly, semi-annually or annually. If you use this program, you may not also make the single 10% free withdrawal allowed each year. For a discussion of the withdrawal charge and the 10% free withdrawal, see Section 5. Expenses.

All automatic withdrawals will be made on the 15th day of the month unless that day is not a business day. If it is not, then the payment will be the next business day.

No minimum distribution payments and/or dollar cost averaging transfers will be allowed if you are participating in the automatic withdrawal program.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO AUTOMATIC WITHDRAWALS.

MINIMUM DISTRIBUTION PROGRAM

If you own an IRA contract, you may select the minimum distribution program. Under this program, BMA will make payments to you from your contract that are designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code for qualified plans. BMA will make payments to you periodically (currently, monthly, quarterly, semi-annually or annually). The payments will not be subject to the withdrawal charge and will be instead of the 10% single free withdrawal amount each year.

No dollar cost averaging transfers or automatic withdrawals will be allowed if you are participating in the minimum distribution program.

8.  PERFORMANCE

BMA may periodically advertise performance of the various investment portfolios. BMA will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the coverage charge and the fees and expenses of the investment portfolio. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which will reflect the deduction of the coverage charge, contract maintenance charges, withdrawal charges as well as the fees and expenses of the investment portfolio.

BMA may also advertise yield information. If it does, it will provide you with information regarding how yield is calculated.

BMA may, from time to time, include in its advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

More detailed information regarding how performance is calculated is found in the SAI.

9.  DEATH BENEFIT

UPON YOUR DEATH

If you die during the accumulation phase, BMA will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. The surviving joint owner will be treated as the beneficiary.

The death benefit will be the greater of:

     1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals); or

     2. The value of your contract at the time the death benefit is to be paid.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name and the contract value will become the currently payable death benefit. Payment to the beneficiary (other than a lump sum) may only be elected during the 60 day period beginning with the date we receive proof of death. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

If you or any joint owner dies during the income phase (and you are not the annuitant) any remaining payments under the annuity option chosen will continue at least as rapidly as under the method of distribution in effect at the time of death. If you die during the income phase, the beneficiary becomes the owner.

See Section 6. Taxes - Death Benefits regarding the tax treatment of death proceeds.


DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant during the income phase, the death benefit, if any, will be as provided for in the annuity option selected. The death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

10.  OTHER INFORMATION

BMA

Business Men's Assurance Company of America (BMA), BMA Tower, One Penn Valley Park, Kansas City, Missouri 64108 was incorporated in 1909 under the laws of the state of Missouri. BMA is authorized to do business in all states and the District of Columbia. BMA is a wholly owned subsidiary of Assicurazioni Generali SPA, which is the largest insurance organization in Italy.

BMA's obligations arising under the contracts are general obligations of BMA.

THE SEPARATE ACCOUNT

BMA has established a separate account, BMA Variable Annuity Account A (Separate Account), to hold the assets that underlie the contracts. The Board of Directors of BMA adopted a resolution to establish the Separate Account under Missouri insurance law on September 9, 1996. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in BMA's name on behalf of the Separate Account and legally belong to BMA. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business BMA may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts BMA may issue.

DISTRIBUTOR

Jones & Babson, Inc., acts as the distributor of the contracts. Jones & Babson, Inc. is a wholly-owned subsidiary of BMA.

Commissions will be paid to broker-dealers who sell the contracts. Broker-dealers will be paid commissions of up to 6% of purchase payments. Sometimes, BMA may enter into an agreement with the broker-dealer to pay the broker-dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled will not exceed 6% of purchase payments).

ADMINISTRATION

BMA has hired GENELCO, Incorporated, 9735 Landmark Parkway Drive, St. Louis, Missouri to perform certain administrative services regarding the contracts. The administrative services include issuance of the contracts and maintenance of contract owners' records.


OWNERSHIP

OWNER. You, as the owner of the contract, have all the rights under the contract. The owner is as designated at the time the contract is issued, unless changed. The beneficiary becomes the owner upon the death of the owner.

JOINT OWNER. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner. Upon the death of either joint owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. BMA will not be bound by the assignment until it receives the written notice of the assignment. BMA will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION OF PAYMENTS OR TRANSFERS

BMA may be required to suspend or postpone payments for withdrawal or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.  trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or BMA cannot reasonably value the shares of the investment portfolios;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

BMA has reserved the right to defer payment for a withdrawal or transfer from the fixed accounts for the period permitted by law but not for more than six months.

FINANCIAL STATEMENTS

The financial statements of BMA have been included in the Statement of Additional Information.


                            TABLE OF CONTENTS OF THE
                       STATEMENT OF ADDITIONAL INFORMATION

 Company

 Experts

 Legal Opinions

 Distributor

 Calculation of Performance Data

 Tax Status

 Annuity Provisions

 Mortality and Expense Guarantee

 Financial Statements



              __________________________________________________________________

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FRONT

               Business Men's Assurance Company of America
               9735 Landmark Parkway Drive
               St. Louis, MO 63127-1690



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               Please  send  me,  at no  charge,  the  Statement  of  Additional
               Information dated _____________, for the Annuity Contract issued by BMA.

               (Please print or type and fill in all information)

BACK           _________________________________________________________________

               Name

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               Address

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               City                               State                Zip Code

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               Form #


                                    PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                           INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                         BMA VARIABLE ANNUITY ACCOUNT A

                                       AND

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                           ____________________, 1997

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE COMPANY AT: 1-888-262-8131, 9735 Landmark Parkway Drive, St. Louis, MO 63127-1690.

THIS  STATEMENT  OF  ADDITIONAL   INFORMATION   AND  THE  PROSPECTUS  ARE  DATED
____________, 1997.



                                TABLE OF CONTENTS

COMPANY

EXPERTS

LEGAL OPINIONS

DISTRIBUTOR

CALCULATION OF PERFORMANCE DATA

TAX STATUS

ANNUITY PROVISIONS

MORTALITY AND EXPENSE GUARANTEE

FINANCIAL STATEMENTS





                                    COMPANY

Business Men's Assurance Company of America ("BMA" or the "Company"), BMA Tower, One Penn Valley Park, Kansas City, Missouri, 64108 was incorporated in 1909 under the laws of the state of Missouri. BMA is authorized to do business in all states and the District of Columbia. BMA is a wholly owned subsidiary of Assicurazioni Generali SPA, which is the largest insurance organization in Italy.

                                     EXPERTS

The consolidated financial statements of Business Men's Assurance Company of America at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts.

                                   DISTRIBUTOR

Jones & Babson, Inc., acts as the distributor. The offering is on a continuous basis.

                         CALCULATION OF PERFORMANCE DATA

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.40% coverage charge, the expenses for the underlying investment portfolio being advertised and any applicable contract maintenance charges and withdrawal charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable contract maintenance charges and any applicable withdrawal charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                             n
                                   P ( 1 + T) = ERV


Where:

     P = a  hypothetical  initial  payment  of $1,000
     T = average  annual  total return
     n = number of years
   ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any withdrawal charge and contract maintenance charge. The deduction of any withdrawal charge and contract maintenance charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

YIELD

THE MONEY MARKET PORTFOLIO. The Company may advertise yield and effective information for the Money Market Portfolio. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the subaccount refers to the income generated by an investment in the subaccount over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the subaccount is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

The Money Market Portfolio's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Portfolio, and the deduction of the coverage charge and contract maintenance charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested.

(Effective yield = [(Base Period Return + 1)365/7]-1.)

The Company does not currently advertise any yield information for the Money Market Portfolio.

OTHER PORTFOLIOS. The Company may also quote current yield in sales literature, advertisements and Owner communications for the other Portfolios. Each Portfolio (other than the Money Market Portfolio) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the coverage charge and the contract maintenance charge) by the accumulation unit value on the last day of the period, according to the following formula:

                                          6
              Yield  =  2  [[(a-b)  +  1]    -  1]
                            -----
                              cd

Where:

   a = net investment income earned during the period by the Portfolio attributable to shares owned by the subaccount.

   b  =  expenses accrued for the period (net of reimbursements).

   c = the average daily number of accumulation units outstanding during the period.

   d = the maximum offering price per accumulation unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods identified in the advertisement or communication. Yield calculations assume no withdrawal charge. The Company does not currently advertise any yield information for any Portfolio.

HISTORICAL UNIT VALUES

The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

                                   TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions. The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions). Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts offered herein may also be used as Qualified Contracts. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. The following discussion of Qualified Contracts is not exhaustive and is for general informational purposes only. The tax rules regarding Qualified Contracts are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing Qualified Contracts.

Qualified Contracts include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Qualified Contracts are not transferable except upon surrender or annuitization.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Qualified Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Section 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Annuitant reaches age 59 1/2; (b) distributions following the death or disability of the Annuitant (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and his or her designated Beneficiary; (d) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; or (e) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

                               ANNUITY PROVISIONS

FIXED ANNUITY

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The dollar amount of each fixed annuity will be determined in accordance with annuity tables contained in the contract.

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account.

ANNUITY UNIT VALUE:

On the Annuity Date a fixed number of Annuity Units will be purchased as follows:

For each Subaccount the fixed number of Annuity Units is equal to the Adjusted Contract Value for all Subaccounts, divided first by $1000, then multiplied by the appropriate Annuity Payment amount from the Annuity Table contained in the Contract for each $1000 of value for the Annuity Option selected, and then divided by the Annuity Unit value for that Subaccount on the Annuity Date. After that, the number of Annuity Units in each Subaccount remains unchanged unless you elect to transfer between Subaccounts. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each Annuity Payment date, the total Variable Annuity Payment is the sum of the Annuity Payments for each Subaccount. The Variable Annuity Payment in each Subaccount is determined by multiplying the number of Annuity Units then allocated to such Subaccount by the Annuity Unit value for that Subaccount.

On each subsequent business day, the value of an Annuity Unit is determined in the following way:

First: The net Investment Factor is determined as described in the Prospectus under "Accumulation Units".

Second: The value of an Annuity Unit for a business day is equal to:

         a. the value of the Annuity Unit for the immediately preceding business day;

         b. multiplied by the Net Investment Factor for current business day;

         c. divided by the Assumed Net Investment Factor (see below) for the business day.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular business day. The Assumed Investment Return that we will use is 3 1/2%. However, we may agree with you to use a different value.

BMA may elect to determine the amount of each annuity payment up to 10 business days prior to the elected payment date. The value of your contract less any applicable premium tax is applied to the applicable annuity table to determine the initial annuity payment.


                        MORTALITY AND EXPENSE GUARANTEE

We guarantee that the dollar amount of each Annuity Payment after the first will not be affected by variations in mortality or expense experience.


                              FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as of December 31, 1996 included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.




                       CONSOLIDATED FINANCIAL STATEMENTS

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA
                  (A MEMBER OF THE GENERALI GROUP OF COMPANIES)

                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                       WITH REPORT OF INDEPENDENT AUDITORS







                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)



                        Consolidated Financial Statements





                     Years ended December 31, 1996 and 1995






                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Consolidated Financial Statements


Consolidated Balance Sheets....................................................2
Consolidated Statements of Operations..........................................4
Consolidated Statements of Stockholder's Equity................................5
Consolidated Statements of Cash Flows..........................................6
Notes to Consolidated Financial Statements.....................................8


                         Report of Independent Auditors

The Board of Directors
Business Men's Assurance Company of America

We have audited the accompanying consolidated balance sheets of Business Men's Assurance Company of America (an ultimate subsidiary of Assicurazioni Generali, S.p.A.) (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Business Men's Assurance Company of America at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1994, the Company changed its method of accounting for investments.



                                                               Ernst & Young LLP

Kansas City, Missouri
February 7, 1997


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                           Consolidated Balance Sheets

                                                                                   DECEMBER 31
                                                                             1996              1995
                                                                       ------------------------------------
                                                                                 (In Thousands)
ASSETS

Investments (Notes 1 and 3): Securities available-for-sale, at fair value:

Fixed maturities (amortized cost - $1,286,888 in 1996
  and $1,107,356 in 1995)                                                    $1,288,934       $1,141,017
Equity securities (cost - $28,644 in 1996 and $21,501 in
  1995)                                                                          32,350           22,789
   Mortgage loans on real estate, net of allowance for losses
     of $6,879 in 1996 and $6,082 in 1995                                       704,356          519,172
   Real estate (Note 1)                                                           5,498            5,412
   Policy loans                                                                  65,225           65,262
   Short-term investments                                                        39,991           76,263
   Other                                                                          3,830            4,315
                                                                              ----------       ---------
Total investments                                                             2,140,184        1,834,230



Accrued investment income                                                        18,539           17,147
Premium and other receivables                                                    11,817           14,344
Current income taxes recoverable (Note 7)                                             -            1,173
Deferred policy acquisition costs                                               131,025          112,148
Property, equipment and software (Note 6)                                        18,890           22,496
Reinsurance recoverables:
   Paid benefits                                                                  3,948            4,776
   Benefits and claim reserves ceded                                             58,177           50,243
Receivable from affiliate (Note 10)                                                   -            6,368
Other assets (Note 1)                                                            16,923           20,790
                                                                              ----------      ----------
Total assets                                                                 $2,399,503       $2,083,715
                                                                             ===========      ==========



                                                                                   DECEMBER 31
                                                                             1996              1995
                                                                       ------------------------------------
                                                                                 (In Thousands)

LIABILITIES AND STOCKHOLDER'S EQUITY:
Future policy benefits:
   Life and annuity (Note 10)                                                $1,192,497       $1,056,831
   Health                                                                        75,914           65,835
Contract account balances                                                       636,656          494,091
Policy and contract claims                                                       58,617           48,010
Unearned revenues                                                                13,813           13,658
Other policyholder funds                                                         15,429           15,948
Outstanding checks in excess of bank balances                                     4,673            3,868
Current income taxes payable (Note 7)                                             4,345                -
Deferred income taxes (Note 7)                                                   14,912           17,016
Payable to affiliate (Note 10)                                                      972                -
Other liabilities                                                                44,808           49,480
                                                                              ---------        ---------
Total liabilities                                                             2,062,636        1,764,737

Commitments and contingencies (Note 5)

Stockholder's equity (Notes 2 and 11):
   Preferred stock of $1 par value; authorized 3,000,000
     shares, none issued and outstanding                                              -                -
   Common stock of $1 par value; authorized 24,000,000
     shares, 12,000,000 shares issued and outstanding
                                                                                 12,000           12,000
   Paid-in capital                                                               40,106           25,106
   Net unrealized gains (losses) on securities                                    3,686           15,297
   Retained earnings                                                            281,075          266,575
                                                                              ---------         --------
Total stockholder's equity                                                      336,867          318,978
                                                                              ----------        --------
Total liabilities and stockholder's equity                                   $2,399,503       $2,083,715
                                                                             ===========      ==========

See accompanying notes.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                      Consolidated Statements of Operations

                                                                       YEAR ENDED DECEMBER 31
                                                              1996             1995              1994
                                                        -----------------------------------------------------
                                                                           (In Thousands)
Revenues:
   Premiums:
     Life and annuity                                         $142,461          $130,360         $116,976
     Health                                                     60,491            47,294           40,898
   Other insurance considerations                               38,780            37,183           36,162
   Net investment income (Note 3)                              145,629           124,605          102,094
   Realized gains, net (Note 3)                                  5,906             4,290            1,319
   Other income                                                 26,802            23,394           19,083
                                                                ------            ------           ------

Total revenues                                                 420,069           367,126          316,532

Benefits and expenses:

   Life and annuity benefits                                   122,915           111,734          107,589
   Health benefits                                              42,224            40,132           23,774
   Increase in policy liabilities including
     interest credited to account balances                      94,530            65,017           56,047
   Real estate expense, net                                        551               649              746
   Commissions                                                  55,180            54,176           31,049
   Increase in deferred policy acquisition costs                (5,459)          (16,366)          (6,477)
   Taxes, licenses and fees                                      5,229             5,251            4,196
   Other operating costs and expenses                           76,647            82,604           79,050
                                                                ------            ------           ------

Total benefits and expenses                                    391,817           343,197          295,974
                                                               -------           -------          -------

Earnings from continuing operations, before
   income tax expense                                           28,252            23,929           20,558
Income tax expense (Note 7)                                     10,168             8,503            7,374
                                                                ------             -----            -----

Earnings from continuing operations                             18,084            15,426           13,184
Discontinued operations (Note 12):
   Earnings from discontinued operations, net of
     income tax expense of $2,058 in 1994                            -                 -            3,822
   Gain on sale of discontinued operations, net of
     income tax expense of $735 in 1996, $3,352 in
     1995 and $2,437 in 1994                                     1,416             6,355            4,526
                                                                 -----             -----            -----

Earnings from discontinued operations                            1,416             6,355            8,348
                                                                 -----             -----            -----

Net earnings                                                 $  19,500         $  21,781        $  21,532
                                                             =========         =========        =========

See accompanying notes.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


                 Consolidated Statements of Stockholder's Equity

                                                                     YEAR ENDED DECEMBER 31
                                                            1996             1995              1994
                                                      -----------------------------------------------------
                                                                         (In Thousands)
Common stock:

   Balance at beginning and end of year                     $  12,000        $  12,000        $  12,000

Paid-in capital:

   Balance at beginning of year                                25,106           25,106           25,106
      Additional paid-in capital                               15,000                -                -
                                                               ------           ------           ------

   Balance at end of year                                      40,106           25,106           25,106

Net unrealized gains (losses) on securities:

   Balance at beginning of year                                15,297          (28,865)             596
     Cumulative effect of change in
       accounting principle (Note 1)                                -                -           20,469
     Change in net unrealized gains (losses)                  (11,611)          44,162          (49,930)
                                                              -------           ------          -------

   Balance at end of year                                       3,686           15,297          (28,865)

Retained earnings:

   Balance at beginning of year                               266,575          252,794          239,262
     Net earnings                                              19,500           21,781           21,532
     Dividends declared (Note 2)                               (5,000)          (8,000)          (8,000)
                              -                                ------           ------           ------

   Balance at end of year                                     281,075          266,575          252,794
                                                              -------          -------          -------

Total stockholder's equity                                   $336,867         $318,978         $261,035
                                                             ========         ========         ========


See accompanying notes.

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


                      Consolidated Statements of Cash Flows

                                                                           YEAR ENDED DECEMBER 31
                                                                       1996         1995         1994

                                                                  -----------------------------------------
                                                                               (In Thousands)
OPERATING ACTIVITIES
Net earnings                                                        $  19,500     $  21,781    $  21,532
Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Deferred income tax (benefit)                                      4,146         7,025         (875)
     Realized gains, net                                               (5,906)       (4,290)      (1,319)
     Gain on disposal of discontinued segment                          (2,151)       (7,417)      (6,963)
     Premium amortization (discount accretion), net                    (1,246)       (1,090)         787
     Policy loans lapsed in lieu of surrender benefits                  2,996         3,201        4,063
     Depreciation                                                       4,153         4,817        5,454
     Amortization                                                         782           782          782
     Changes in assets and liabilities:
       Increase in accrued investment income                           (1,392)       (1,719)      (1,182)
       (Increase) decrease in receivables and reinsurance
         recoverables                                                   2,761       (19,425)       1,674
       Policy acquisition costs deferred                              (31,745)      (40,510)     (28,471)
       Policy acquisition costs amortized                              26,286        24,144       21,994
       (Increase) decrease in income taxes recoverable                  5,518        (4,546)       5,609
       Increase in accrued policy benefits, claim
         reserves, unearned revenues and policyholder funds            32,331         4,574       19,464
       Interest credited to policyholder accounts                      69,494        56,358       43,420
       Increase in outstanding checks in excess of bank balances          805         3,868            -
       (Increase) decrease in other assets and other                      412         1,133       (1,910)
         liabilities, net
       Decrease in net asset of discontinued operations                     -         1,335          678
     Other, net                                                        (1,208)         (179)         423
                                                                       ------          ----          ---
 Net cash provided by operating activities                             125,536        49,842       85,160

INVESTING ACTIVITIES Purchases of investments:
   Securities available-for-sale:
     Fixed maturities                                                (527,172)     (592,373)    (372,680)
     Equity                                                           (17,586)      (12,537)      (5,175)
   Mortgage and policy loans                                         (259,438)     (159,521)    (123,264)
   Other                                                                    -          (269)      (3,316)
Sales, calls or maturities of  investments:  Maturities  and calls of securities available-for-sale:
     Fixed maturities                                                 117,057       108,472      148,436
     Equity                                                                 -         2,031        4,474
   Sales of securities available-for-sale:
     Fixed maturities                                                 238,051       263,650      137,018
     Equity                                                            12,444         6,223        5,614
   Mortgage and policy loans                                           66,934        41,753       77,045
   Real estate                                                          2,194           502        3,437

                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

                Consolidated Statements of Cash Flows (continued)

                                                                           YEAR ENDED DECEMBER 31
                                                                       1996         1995         1994
                                                                  -----------------------------------------
                                                                               (In Thousands)
INVESTING ACTIVITIES (CONTINUED)
Purchase of property, equipment and software                      $      (290)   $   (2,659)  $   (2,418)
Net (increase) decrease in short-term investments                      36,272        13,264      (58,838)
Proceeds from sale of discontinued operations                             632         5,426       10,593
Distributions from unconsolidated related parties                         718             2           25
                                                                          ---         -----       ------

Net cash used in investing activities                                (330,184)     (326,036)    (179,049)

FINANCING ACTIVITIES
Dividends paid                                                         (5,000)       (8,000)      (8,000)
Additional paid-in capital                                             15,000             -            -
Net proceeds of interest sensitive and investment type contracts      194,648       280,725      101,894
Net proceeds from reverse repurchase borrowing                         35,173             -            -
Retirement of reverse repurchase borrowing                            (35,173)            -            -
                                                                      -------       -------      -------

Net cash provided by financing activities                             204,648       272,725       93,894
                                                                      -------       -------       ------
Net increase (decrease) in cash                                             -        (3,469)           5
Cash at beginning of year                                                   -         3,469        3,464
                                                                      =======         =====        =====

Cash at end of year                                               $         -       $     -     $  3,469
                                                                   ==========        ======      ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 For purposes of the statements
 of cash flows,  Business Men's Assurance
 Company of America considers only cash
 on hand and demand deposits to be cash
Cash paid during the year for:
   Income taxes                                                    $    1,239    $    9,376   $    7,135
   Interest paid on reverse repurchase borrowing                          620             -            -
                                                                          ---          ----         ----

                                                                   $    1,859    $    9,376   $    7,135
                                                                   ==========    ==========   ==========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
FINANCING ACTIVITIES
Real estate acquired through foreclosure                           $    3,033    $    5,156   $    1,525
                                                                   ==========    ==========   ==========

Mortgage loans extended from sale of real estate                  $       -      $       -     $   2,720
                                                                  ============  ============  ==========

Accrual of direct costs of disposal of discontinued operations    $       -      $       -     $   3,631
                                                                  ============  ============  ==========

See accompanying notes.


                   Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


                   Notes to Consolidated Financial Statements

                                December 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Business Men's Assurance Company of America (the Company) is a Missouri-domiciled life insurance company licensed to sell insurance products in 49 states and the District of Columbia. The Company offers a diversified portfolio of individual and group insurance and investment products both directly and through reinsurance assumptions, distributed primarily through general agencies. Assicurazioni Generali S.p.A. (Generali), an Italian insurer, is the ultimate parent company.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

INVESTMENTS

The Company adopted  Financial  Accounting  Standards Board (FASB)  Statement of
Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994, with no effect on income and a $20,469,000 increase in stockholder's equity (net of a $2,475,000 allowance against deferred policy acquisition costs and unearned revenue reserve and net deferred taxes of $11,022,000) to reflect the net unrealized gains on fixed maturity securities classified as available-for-sale that were previously carried at amortized cost.

The Company has designated its entire investment portfolio as available-for-sale. Changes in fair values of available-for-sale securities, after adjustment of deferred policy acquisition costs (DPAC) and deferred income taxes, are reported as unrealized gains or losses directly in stockholder's equity and, accordingly, have no effect on net income. The DPAC offsets to the unrealized gains or losses represent valuation adjustments or reinstatements of DPAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The   amortized   cost   of   fixed   maturity    investments    classified   as
available-for-sale is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)

             Notes to Consolidated Financial Statements (continued)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mortgage loans and mortgage-backed securities are carried at unpaid balances adjusted for accrual of discount and allowances for other than temporary decline in value. Policy loans are carried at unpaid balances.

Real estate is stated at the lower of cost or fair value. At December 31, 1996 and 1995, real estate was carried net of a valuation allowance of $2,344,000 and $3,515,000, respectively. Profit is recognized on real estate sales when down payment, continuing investment and transfer of risk criteria have been satisfied. Property, equipment and software, and the home office building are generally valued at cost, including development costs, less allowances for depreciation and other than temporary decline in value.

Property, equipment and software are being depreciated over the estimated useful lives of the assets, principally on a straight-line basis. Depreciation rates on these assets are set forth in Note 6.

Realized gains and losses on sales of investments and declines in value considered to be other than temporary are recognized in net earnings on the specific identification basis.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

DEFERRED POLICY ACQUISITION COSTS

Certain commissions, expenses of the policy issue and underwriting departments and other variable expenses have been deferred. For limited payment and other traditional life insurance policies, these deferred acquisition costs are being amortized over a period of not more than 25 years in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue. Expected premium revenue was estimated with the same assumptions used for computing liabilities for future policy benefits for these policies.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For universal life-type insurance and investment-type products, the deferred policy acquisition costs are amortized over a period of not more than 25 years in relation to the present value of estimated gross profits arising from estimates of mortality, interest, expense and surrender experience. The estimates of expected gross profits are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to current earnings.

Deferred  policy   acquisition   costs  are  evaluated  to  determine  that  the
unamortized portion of such costs does not exceed recoverable amounts, after considering anticipated investment income.

RECOGNITION OF INSURANCE PREMIUM REVENUE AND RELATED EXPENSES

For limited payment and other traditional life insurance policies, premium income is reported as earned when due, with past-due premiums being reserved. Profits are recognized over the life of these contracts by associating benefits and expenses with insurance in force for limited payment policies and with earned premiums for other traditional life policies. This association is accomplished by a provision for liability for future policy benefits and the amortization of policy acquisition costs. Accident and health premium revenue is recognized on a pro rata basis over the terms of the policies.

For universal life and investment-type policies, contract charges for mortality, surrender and expense, other than front-end expense charges, are reported as income when charged to policyholders' accounts. Expenses consist primarily of benefit payments in excess of policyholder account values and interest credited to policyholder accounts. Profits are recognized over the life of universal life-type contracts through the amortization of policy acquisition costs and deferred front-end expense charges with estimated gross profits from mortality, interest, surrender and expense.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY LIABILITIES AND CONTRACT VALUES

The liability for future policy benefits for limited payment and other traditional life insurance contracts has been computed primarily by a net level premium reserve method based on estimates of future investment yield, mortality and withdrawals made at the time gross premiums were calculated. Assumptions used in computing future policy benefits are as follows: interest rates range from 3.25% to 8.50%, depending on the year of issue; withdrawal rates for individual life policies issued in 1966 and after are based on Company experience, and policies issued prior to 1966 are based on industry tables; and mortality rates are based on mortality tables that consider Company experience. The liability for future policy benefits is graded to reserves stipulated by the policy over a period of 20 to 25 years or the end of the premium paying period, if less.

For universal life and investment-type contracts, the account value before deduction of any surrender charges is held as the policy liability. An additional liability is established for deferred front-end expense charges on universal life-type policies. These expense charges are recognized in income as insurance considerations, using the same assumptions as are used to amortize deferred policy acquisition costs.

Claims and benefits payable for reported disability income claims have been computed as the present value of expected future benefit payments based on estimates of future investment yields and claim termination rates. The amount of benefits payable included in the future policy benefit reserves and policy and contract claims for December 31, 1996 and 1995 was $40,392,000 and $36,164,000, respectively. Interest rates used in the calculation of future investment yields vary based on the year the claim was incurred and range from 3% to 8.75%. Claim termination rates are based on industry tables.

Other accident and health claims and benefits payable for reported claims and incurred but not reported claims are estimated using prior experience. The methods of calculating such estimates and establishing the related liabilities are periodically reviewed and updated. Any adjustments needed as a result of periodic reviews are reflected in current operations.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided in the consolidated financial statements to recognize temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws (Note 7). Temporary differences are principally related to deferred policy acquisition costs, the provision for future policy benefits, accrual of discounts on investments, accelerated depreciation and allowance for investment losses.

INTANGIBLE ASSETS

Goodwill of $13,106,000, net of accumulated amortization of $2,542,000 resulting from the acquisition of a subsidiary, is included in other assets. Goodwill is being amortized over a period of 20 years on a straight-line basis, and amortization amounted to $782,000 for each of the years ended December 31, 1996, 1995 and 1994.

FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company:

                                               DECEMBER 31, 1996                 DECEMBER 31, 1995
                                        --------------------------------- --------------------------------
                                            CARRYING          FAIR            CARRYING         FAIR
                                             AMOUNT          VALUE             AMOUNT          VALUE
                                        --------------------------------- --------------------------------
                                                                 (In Thousands)
Fixed maturities (Note 3)                    $1,288,934      $1,288,934        $1,141,017      $1,141,017
Equity securities (Note 3)                       32,350          32,350            22,789          22,789
Mortgage loans                                  704,356         707,915           519,172         550,455
Policy loans                                     65,225          60,735            65,262          60,733
Short-term investments                           39,991          39,991            76,263          76,263
Investment-type insurance
   contracts (Note 4)                         1,097,821       1,078,326           841,954         833,370

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

     Investment securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

     Off-balance-sheet   instruments:   The  fair  value  for  outstanding  loan
     commitments approximates the amount committed, as all loan commitments were made within the last 60 days of the year.



                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Mortgage loans and policy loans: The fair value for mortgage loans and policy loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

     Flexible and single premium deferred annuities: The cash surrender value of flexible and single premium deferred annuities approximates their fair value.

     Guaranteed investment contracts: The fair value for the Company's liabilities under guaranteed investment contracts is estimated using discounted cash flow analyses, using interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Supplemental contracts without life contingencies: The carrying amounts of supplemental contracts without life contingencies approximate their fair values.

     Reinsurance recoverables: The carrying values of reinsurance recoverables approximate their fair values.

POSTRETIREMENT BENEFITS

The projected future cost of providing postretirement benefits, such as health care and life insurance, is recognized as an expense as employees render service instead of when the benefits are paid. See Note 8 for further disclosures with respect to postretirement benefits other than pensions.

IMPAIRMENT OF LOANS

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," require that an impaired mortgage loan's fair value be measured based on the present value of future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

collateral dependent. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as an allowance for mortgage loan losses. The change in the allowance for mortgage loan losses is reported with realized gains or losses on investments. Interest income on impaired loans is recognized on a cash basis.

RECLASSIFICATION

Certain amounts for 1995 and 1994 have been reclassified to conform to the current year presentation.

2.  DIVIDEND LIMITATIONS

Missouri has legislation that requires prior reporting of all dividends to the Director of Insurance. The Company, as a regulated life insurance company, may pay a dividend from unassigned surplus without the approval of the Missouri Department of Insurance, if the aggregate of all dividends paid during the preceding 12-month period does not exceed the greater of 10% of statutory stockholder's equity at the end of the preceding calendar year or the statutory net gain from operations for the preceding calendar year. A portion of the statutory equity of the Company that is available for dividends would be subject to additional federal income taxes should distribution be made from "policyholders' surplus" (see Note 7).

As of December 31, 1996 and 1995, the Company's statutory stockholder's equity was $171,240,000 and $155,465,000, respectively. Statutory net gain from operations and net income for each of the three years in the period ended December 31, 1996 were as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                             1996             1995             1994
                                                      -----------------------------------------------------
                                                                         (In Thousands)

Net gain from operations                                     $10,898           $8,309           $12,764
Net income                                                    10,381            9,418            13,447


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



3.  INVESTMENT OPERATIONS

The Company's investments in available-for-sale securities are summarized as follows:

                                                                  DECEMBER 31, 1996
                                            ---------------------------------------------------------------
                                                                 GROSS          GROSS
                                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                                  COST           GAINS          LOSSES          VALUE
                                            ---------------------------------------------------------------
                                                                    (In Thousands)
AVAILABLE-FOR-SALE SECURITIES
Fixed maturities:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                  $   119,125       $  1,571      $    (802)    $   119,894
   Obligations of states and political
     subdivisions                                   40,052            773            (93)         40,732
   Debt securities issued by foreign
     governments                                     4,471            166           (267)          4,370
   Corporate securities                            426,286          6,472         (3,786)        428,972
   Mortgage-backed securities                      687,455          6,031         (8,147)        685,339
   Redeemable preferred stocks                       9,499            157            (29)          9,627
                                                     -----            ---            ---           -----
Total                                            1,286,888         15,170        (13,124)      1,288,934
Equity securities                                   28,644          4,875         (1,169)         32,350
                                                    ------          -----         ------          ------
                                                $1,315,532        $20,045       $(14,293)     $1,321,284
                                                ==========        =======       ========      ==========


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


3.  INVESTMENT OPERATIONS (CONTINUED)

                                                                  DECEMBER 31, 1995
                                            ---------------------------------------------------------------
                                                                 GROSS          GROSS
                                               AMORTIZED      UNREALIZED      UNREALIZED        FAIR
                                                  COST           GAINS          LOSSES          VALUE
                                            ---------------------------------------------------------------
                                                                    (In Thousands)
AVAILABLE-FOR-SALE SECURITIES
Fixed maturities:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                  $   123,483       $  5,483     $     (84)     $   128,882
   Obligations of states and political
     subdivisions                                   34,480          1,694             -           36,174
   Debt securities issued by foreign
     governments                                     4,243            195             -            4,438
   Corporate securities                            393,852         15,992        (2,205)         407,639
   Mortgage-backed securities                      538,692         13,833        (1,323)         551,202
   Redeemable preferred stocks                      12,606            170           (94)          12,682
                                                    ------            ---           ---           ------
Total                                            1,107,356         37,367        (3,706)       1,141,017
Equity securities                                   21,501          2,293        (1,005)          22,789
                                                    ------          -----        ------           ------
                                                $1,128,857        $39,660       $(4,711)      $1,163,806
                                                ==========        =======       =======       ==========

The amortized cost and estimated fair value of available-for-sale fixed maturity securities at December 31, 1996, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities have not been set forth in the following table, as such securities are not due at a single maturity date:

                                                              DECEMBER 31, 1996
                                                     ------------------------------------
                                                       AMORTIZED COST         FAIR VALUE
                                                     ------------------------------------
                                                               (In Thousands)
AVAILABLE-FOR-SALE SECURITIES
Due in one year or less                                 $     54,645      $     54,700
Due after one year through five years                        209,733           210,833
Due after five years through 10 years                        268,002           269,095
Due after 10 years                                            67,053            68,967
                                                             ------            ------
                                                             599,433           603,595
Mortgage-backed securities                                   687,455           685,339
                                                             -------           -------
Total fixed maturity securities                           $1,286,888        $1,288,934
                                                          ==========        ==========

                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



3.  INVESTMENT OPERATIONS (CONTINUED)

The majority of the Company's mortgage loan portfolio is secured by real estate. The following table presents information about the location of the real estate that secures mortgage loans in the Company's portfolio:

                                     CARRYING AMOUNT AS OF DECEMBER 31
                                          1996              1995
                                    ------------------------------------
                                              (In Thousands)
State:
   California                             $  68,399        $  62,462
   Texas                                     59,404           41,883
   Arizona                                   51,515           32,460
   Washington                                34,614           30,189
   Missouri                                  34,400           25,328
   Kansas                                    34,069           33,494
   Massachusetts                             33,420           14,503
   Oklahoma                                  32,809           32,506
   Florida                                   30,790           30,440
   Other                                    324,936          215,907
                                            -------          -------
                                           $704,356         $519,172
                                           ========         ========

The following table lists the Company's investment in impaired mortgage loans and related allowance for credit losses at December 31. The table also includes the average recorded investment in impaired loans and interest income on impaired loans.

                                                                     1996          1995         1994
                                                                ------------------------------------------
                                                                              (In Thousands)
Impaired mortgage loans                                               $2,516        $5,160        $3,218
Allowance for credit losses                                              691         1,651           922
                                                                         ---         -----           ---
Net recorded investment in impaired loans                             $1,825        $3,509        $2,296
                                                                      ======        ======        ======

Average recorded investment in impaired loans                         $2,667        $2,902        $2,757
                                                                      ======        ======        ======

Interest income on impaired loans                                    $   115       $   403      $     46
                                                                     =======       =======      ========



                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


3.  INVESTMENT OPERATIONS (CONTINUED)

Bonds,  mortgage  loans,   preferred  stocks  and  common  stocks  approximating
$4,200,000 and $9,000,000 were on deposit with regulatory authorities at December 31, 1996 and 1995, respectively.

Set forth below is a summary of consolidated net investment income for the years ended December 31:

                                                               1996            1995            1994
                                                          -------------------------------------------------
                                                                           (In Thousands)
Fixed maturities:
   Bonds                                                       $  86,066      $  73,930       $  59,458
   Redeemable preferred stocks                                       814          1,176           2,862

Equity securities:
   Common stocks                                                     579            521             463
   Nonredeemable preferred stocks                                    438            330             531
Mortgage loans on real estate                                     52,973         41,770          37,475
Policy loans                                                       3,953          3,952           3,971
Short-term investments                                             3,016          4,779           2,225
Other                                                                269            340             137
                                                                     ---            ---             ---
                                                                  148,108        126,798         107,122
Less:


   Investment income from discontinued operations                      -            211           2,718
   Investment expenses                                             2,479          1,982           2,310
                                                                   -----          -----           -----
Net investment income from continuing operations

                                                                $145,629       $124,605        $102,094
                                                                ========       ========        ========

                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



3.  INVESTMENT OPERATIONS (CONTINUED)

Realized gains (losses) on available-for-sale securities disposed of during 1996 and 1995 consisted of the following:

                                                           1996              1995              1994
                                                   --------------------------------------------------------
                                                                       (In Thousands)
Available-for-sale:
   Fixed maturity securities:
     Gross realized gains                                  $7,953             $10,246           $6,911
     Gross realized losses                                 (1,622)             (4,388)          (4,118)
   Equity securities:
     Gross realized gains                                   2,001               1,789              329
     Gross realized losses                                      -                (376)            (108)
Other investments                                          (2,426)             (2,981)          (1,695)
                                                           ------              ------           ------
Net realized gains                                         $5,906            $  4,290           $1,319
                                                           ======            ========           ======

Sales of investments in securities available-for-sale in 1996, 1995 and 1994, excluding maturities and calls, resulted in gross realized gains of $9,798,800, $11,887,000 and $5,443,000 and gross realized losses of $1,290,500, $4,564,000 and $3,926,000, respectively.

The net carrying value of non-income-producing investments at December 31, 1996 and 1995, which were non-income-producing during the year, consisted of mortgage loans of $1,293,000 and $1,270,000 and bonds of $1,200,000 and $-0-, respectively.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



4.  INVESTMENT CONTRACTS

The  carrying  amounts  and  fair  values  of  the  Company's   liabilities  for
investment-type insurance contracts (included with future policy benefits and contract account balances in the balance sheet) at December 31 are as follows:

                                                         1996                           1995
                                            ---------------------------------------------------------------
                                                CARRYING         FAIR         CARRYING          FAIR
                                                 AMOUNT          VALUE         AMOUNT          VALUE
                                            ---------------------------------------------------------------
                                                                    (In Thousands)
Guaranteed investment contracts                 $   596,499     $   598,241      $451,809       $461,858
Flexible and single premium
   deferred annuities                               501,322         480,085       390,145        371,512
                                                    -------         -------       -------        -------


Total investment-type insurance contracts        $1,097,821      $1,078,326      $841,954       $833,370
                                                 ==========      ==========      ========       ========

Fair values of the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

5.  COMMITMENTS AND CONTINGENCIES

The Company leases equipment and certain office facilities from others under operating leases through 2003. Certain other equipment and facilities are rented monthly. Rental expense amounted to $2,117,000, $2,742,000 and $2,861,000 for the years ended December 31, 1996, 1995 and 1994, respectively. As of December 31, 1996, the minimum future payments under noncancelable operating leases for each of the next five years and in the aggregate subsequent to 2001 are as follows:

1997                                              $1,403,000
1998                                                 881,000
1999                                                 739,000
2000                                                 404,000
2001                                                 276,000
Subsequent to 2001                                   120,000
                                                     =======
Total                                             $3,823,000
                                                  ==========

                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


5.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

Total outstanding commitments to fund mortgage loans were $46,735,000 and $36,620,000 at December 31, 1996 and 1995, respectively.

The Company and its subsidiaries are parties to certain claims and legal actions arising during the ordinary course of business. In the opinion of management, after consulting with legal counsel, these matters will not have a materially adverse effect on the operations or financial position of the Company.

6.  PROPERTY, EQUIPMENT AND SOFTWARE

A summary of property, equipment and software at December 31 and their respective depreciation rates is as follows:

                                                        RATE OF
                                                      DEPRECIATION            1996             1995
                                                   ------------------- ------------------------------------
                                                                                 (In Thousands)
Home office building, including land with
   a cost of $425,000                                      2%                 $23,158           $23,155
Other real estate not held-for-sale or
   rental                                                  4%                   1,126             2,044
Less accumulated depreciation                                                 (11,963)          (11,390)
                                                                              -------           -------
                                                                               12,321            13,809

Equipment and software                                   5%-33%                29,010            29,662
Less accumulated depreciation                                                 (22,441)          (20,975)
                                                                              -------           -------
                                                                                6,569             8,687
                                                                                -----             -----
Total property, equipment and software                                        $18,890           $22,496
                                                                              =======           =======


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


7.  FEDERAL INCOME TAXES

Certain amounts that were not currently taxed under pre-1984 tax law were credited to a "policyholders' surplus" account. This account is frozen under the 1984 Tax Act and is taxable only when distributed to stockholders, at which time it is taxed at regular corporate rates. The "policyholders' surplus" of the Company approximates $88 million. The Company has no present plan for distributing the amount in "policyholders' surplus." Consequently, no provision has been made in the consolidated financial statements for the taxes thereon. However, if such taxes were assessed, the amount of taxes payable would be approximately $31 million.

Earnings taxed on a current basis are accumulated in a "shareholder's surplus" account and can be distributed to the shareholder without tax. The shareholder's surplus amounted to approximately $219 million, $212 million and $213 million at December 31, 1996, 1995 and 1994, respectively.

The significant components comprising the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                                         1996                 1995
                                                                 ------------------------------------------
Deferred tax liabilities:
   Deferred acquisition costs                                             $27,426              $26,104
   Sale of BMA Corporation stock                                           14,169               14,169
   Unrealized investment gains and losses                                   1,987                8,237
   Other                                                                    5,532                6,164
                                                                            -----                -----
Total deferred tax liability                                               49,114               54,674

Deferred tax assets:

   Reserve for future contractowner benefits                               23,012               25,436
   Accrued expenses                                                         6,636                7,794
   Other                                                                    4,554                4,428
                                                                            -----                -----
Total deferred tax assets                                                  34,202               37,658
                                                                           ======               ======
Net deferred tax liability                                                $14,912              $17,016
                                                                          =======              =======


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


7.  FEDERAL INCOME TAXES (CONTINUED)

The components of the provision for income taxes and the temporary differences generating deferred income taxes for the years ended December 31 are as follows:

                                                                 1996           1995            1994
                                                            -----------------------------------------------
                                                                            (In Thousands)
Current                                                          $  6,757       $  4,830        $12,744

Deferred:
   Deferred policy acquisition costs                                1,322          4,139             16
   Future policy benefits                                           2,424          4,010            587
   Accrual of discount                                                408            494            497
   Tax on realized gains greater than book                         (1,076)        (1,034)        (2,474)
   Employee benefit plans                                              86           (148)           440
   Other, net                                                         982           (436)            59
                                                                      ---           ----             --
                                                                    4,146          7,025           (875)
                                                                    -----          -----           ----
Total                                                              10,903         11,855         11,869

Less taxes from discontinued operations:

   Current                                                           (149)         1,539          6,858
   Deferred                                                           884          1,813         (2,363)
                                                                      ---          -----         ------
                                                                      735          3,352          4,495
                                                                      ---          -----          -----
Total taxes from continuing operations                            $10,168       $  8,503       $  7,374
                                                                  =======       ========       ========

At December 31, 1994, the Company recorded a $3,000,000 valuation allowance against deferred tax assets resulting from cumulative unrealized losses on available-for-sale securities. The Company did not record any valuation allowances against deferred tax assets at December 31, 1995 or December 31, 1996.

                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



7.  FEDERAL INCOME TAXES (CONTINUED)

Total taxes vary from the amounts computed by applying the federal income tax rate of 35% to earnings from continuing operations for the following reasons:

                                                                       1996         1995         1994
                                                                  -----------------------------------------
                                                                               (In Thousands)
Application of statutory rate to earnings before taxes
   on income                                                         $  9,888        $8,375       $7,195
Tax-exempt municipal bond interest and dividends
   received deductions                                                   (291)         (293)        (437)
Other                                                                     571           421          616
                                                                          ---           ---          ---
                                                                      $10,168        $8,503       $7,374
                                                                      =======        ======       ======


8.  BENEFIT PLANS

TRUSTEED EMPLOYEE RETIREMENT PLAN AND JONES & BABSON, INC. PENSION PLAN

The Company has a trusteed employee retirement plan for the benefit of salaried employees who have reached age 21 and who have completed one year of service. The plan, which is administered by an Employees' Retirement Committee consisting of at least three officers appointed by the Board of Directors of the Company, provides for normal retirement at age 65, or earlier retirement based on minimum age and service requirements. Retirement may be deferred to age 70. Upon retirement, the retirees receive monthly benefit payments from the plan's BMA group pension investment contract. During 1996, approximately $3.0 million of annual benefits were covered by group pension investment contracts issued by the Company. Assets of the plan, primarily equities, are held by three trustees appointed by the Board of Directors.

The Company's subsidiary, Jones & Babson, Inc., has a pension plan covering substantially all employees. As of January 5, 1995, that plan was merged into the trusteed plan for BMA salaried employees. The benefits for the Jones & Babson, Inc. employees in the merged plan are the same as provided in the previous Jones & Babson, Inc. pension plan.

Employees of the Company's subsidiary, BMA Financial Services, Inc., became eligible to participate in the Company's plan effective January 1, 1995.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


8.  BENEFIT PLANS (CONTINUED)

The following table sets forth the plan's funded status at December 31:

                                                                     1996          1995           1994
                                                                --------------------------------------------
                                                                              (In Thousands)
Actuarial present value of accumulated benefit obligations:
     Vested                                                          $ 45,377      $ 46,983       $ 41,757
     Non-vested                                                         1,296         2,403          2,357
                                                                        -----         -----          -----
Total                                                                $ 46,673      $ 49,386       $ 44,114
                                                                     ========      ========       ========
Projected benefit obligation for service rendered to date
                                                                     $(57,186)     $(57,359)      $(54,385)
Plan assets at fair value                                              79,679        72,926         62,539
                                                                       ------        ------         ------
Plan assets in excess of projected benefit obligation                  22,493        15,567          8,154

Unrecognized  net gain from past  experience  different  from that  assumed  and effects of changes in assumptions
                                                                      (24,732)      (18,717)       (14,380)
Prior service cost not yet recognized in net periodic
   pension cost                                                         2,607         3,161          5,365
Unrecognized net asset at January 1, 1987 being recognized
   over 15 years                                                       (1,471)       (1,765)        (2,058)
                                                                       ------        ------         ------
Accrued pension cost                                                $  (1,103)    $  (1,754)     $  (2,919)
                                                                    =========     =========      =========

Net pension cost included the following components:

   Service cost - benefits earned during the period                 $   1,797     $   1,758      $   2,368
   Interest cost on projected benefit obligation                        4,195         4,089          3,938
   Actual return on plan assets                                        (9,745)      (12,888)          (574)
   Net amortization and deferral                                        3,102         7,019         (5,194)
                                                                        -----         -----         ------
Net pension cost (benefit)                                          $    (651)  $       (22)    $      538
                                                                    =========   ===========     ==========


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)



8.  BENEFIT PLANS (CONTINUED)

In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 8% for 1996, 7.5% for 1995 and 8% for 1994 (6.5% for the Jones & Babson plan in 1994), and the rate of increase in future compensation levels used was 5.5% for 1996, 5.0% for 1995 and 5.5% for 1994 (5.26% for the Jones and Babson plan in 1994). The expected long-term rate of return on assets was 8% in 1996, 1995 and 1994 (7.75% for the Jones and Babson plan in 1994).

SUPPLEMENTAL RETIREMENT PROGRAMS AND DEFERRED COMPENSATION PLAN

The Company has supplemental retirement programs for senior executive officers and for group sales managers and group sales persons who are participants in the trusteed retirement plan. These programs are not qualified under Section 401(a) of the Internal Revenue Code and are not prefunded. Benefits are paid directly by the Company as they become due. Benefits are equal to an amount computed on the same basis as under the trusteed retirement plan (except incentive compensation is included and limitations under Sections 401 and 415 of the Internal Revenue Code are not considered) less the actual benefit payable under the trusteed plan.

The Company also has a deferred compensation plan for the Company's managers that provides retirement benefits based on renewal premium income at retirement resulting from the sales unit developed by the manager. This program is not qualified under Section 401(a) of the Internal Revenue Code and is not prefunded. As of January 1, 1987, the plan was frozen with respect to new entrants. Currently, there are two managers who have not retired and will be entitled to future benefits under the program. The actuarial present value of benefits shown below includes these active managers, as well as all managers who have retired and are entitled to benefits under the program.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


8.  BENEFIT PLANS (CONTINUED)

The following table sets forth the combined supplemental retirement programs' and deferred compensation plan's funded status at December 31:

                                                                      1996          1995         1994
                                                                 ------------------------------------------
                                                                              (In Thousands)
Actuarial present value of accumulated benefit obligations:
     Vested                                                         $   8,535     $   8,773       $ 6,418
     Non-vested                                                           234           294           188
                                                                          ---           ---           ---
Total                                                               $   8,769     $   9,067       $ 6,606
                                                                    =========     =========       =======

Projected benefit obligation for service rendered to
   date                                                              $(10,178)     $(10,583)      $(8,405)
Unrecognized net loss from past experience different from
   that assumed and effects of changes in assumptions

                                                                        1,319         2,037           160
Prior service cost not yet recognized in net

   periodic pension cost                                                  856         1,034         1,210
Unrecognized net obligation at January 1, 1987
   being recognized over 15 years                                         911         1,093         1,276
Adjustment required to recognize minimum liability                     (1,677)       (2,648)         (870)
                                                                       ------        ------          ----
Accrued pension liability                                           $  (8,769)    $  (9,067)      $(6,629)
                                                                    =========     =========       =======

Net pension cost included the following components:
   Service cost - benefits earned during the period                $      189    $      197      $    178
   Interest cost on projected benefit obligation                          761           651           592
   Net amortization and deferral                                          513           371           367
                                                                          ---           ---           ---
Net pension cost                                                    $   1,463     $   1,219       $ 1,137
                                                                    =========     =========       =======

In determining the actuarial present value of the projected benefit obligation, the weighted-average discount rate utilized was 8% for 1996, 7.5% for 1995 and 8% for 1994. The rate of increase in future compensation levels used was 5.5% for 1996, 5.0% for 1995 and 5.5% for 1994.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


8.  BENEFIT PLANS (CONTINUED)

SAVINGS AND INVESTMENT PLANS

The Company has savings and investment plans qualifying under Section 401(k) of the Internal Revenue Code. Employees and sales representatives are eligible to participate after one year of service. Participant contributions are invested by the trustees for the plans at the direction of the participant in any one or more of four investment funds. The Company makes matching contributions in varying amounts. The Company's matching contributions amounted to $1,284,000 in 1996, $1,336,000 in 1995 and $1,586,000 in 1994. Participants are fully vested in the company match after five years of service.

The Company has a field force retirement plan for the benefit of agents and managers. The plan is a defined contribution plan with contributions made entirely by the Company. Each agent or manager under a standard contract with one year of service with the Company is eligible to participate. The Company makes an annual contribution for each participant equal to 3% of eligible earnings up to the Social Security wage base and 6% of eligible earnings which are in excess of the Social Security wage base. Each participant is fully vested in his retirement account after five years of service. Assets of the plan are deposited in a retirement trust fund and maintained by the plan trustees who are appointed by the Company. The Company incurred costs related to this plan of $225,000 in 1996, $420,000 in 1995 and $270,000 in 1994.

DEFINED BENEFIT HEALTH CARE PLAN

In addition to the Company's other benefit plans, the Company sponsors an unfunded defined benefit health care plan that provides postretirement medical benefits to full-time employees for whom the sum of the employee's age and years of service equals or exceeds 75, with a minimum age requirement of 50 and at least 10 years of service. The plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance. The accounting for the plan anticipates a future cost-sharing arrangement with retirees that is consistent with the Company's past practices.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


8.  BENEFIT PLANS (CONTINUED)

The following table presents the plan's funded status at December 31:

                                                                1996            1995            1994
                                                           ------------------------------------------------
                                                                           (In Thousands)
Accumulated postretirement benefit obligation:
   Retirees                                                       $10,199       $  9,843        $  6,906
   Active plan participants                                         2,054          2,222           3,800
                                                                    -----          -----           -----
                                                                   12,253         12,065          10,706
Plan assets at fair value                                               -              -               -
                                                                  -------         ------          ------
Accumulated postretirement benefit obligation in
   excess of plan assets                                           12,253         12,065          10,706
Unrecognized net gain                                                (125)           464             499
Unrecognized transition obligation                                 (5,199)        (5,526)         (9,202)
Unrecognized prior service costs                                   (4,008)        (4,415)              -
                                                                   ------         ------           ------
Accrued postretirement benefit cost                              $  2,921       $  2,588        $  2,003
                                                                 ========       ========        ========

Net periodic postretirement benefit cost includes the following components:

                                                                       1996         1995         1994
                                                                  -----------------------------------------
                                                                               (In Thousands)
Service cost                                                          $   118       $   153      $   176
Interest cost                                                             867           771          744
Amortization of transition obligation over 20 years                       327           511          511
Amortization of past service costs                                        407             -            -
                                                                         ----          ----        -----
Net periodic postretirement benefit cost                               $1,719        $1,435       $1,431
                                                                       ======        ======       ======


The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 4% per year, equal to the maximum contractual increase of the Company's contribution. Because the Company's future contributions are contractually limited as discussed above, an increase in the health care cost trend rate has a minimal impact on expected benefit payments.

The   weighted-average   discount  rate  used  in  determining  the  accumulated
postretirement benefit obligation was 7.5% at December 31, 1996, 1995 and 1994.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


8.  BENEFIT PLANS (CONTINUED)

During the year ended December 31, 1994, the Company adopted material plan amendments that resulted in a reduction of the accumulated postretirement benefit obligation of approximately $3,309,000. The most significant amendments were transfer of coverage for Medicare-eligible retirees to a fully insured program provided by another independent insurance company and limitation of the increase of the Company's contribution for other retirees to 4% each year. These changes are considered "negative" plan amendments under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and, accordingly, have been reflected as a reduction of the remaining transition obligation.

During the year ended December 31, 1995, the Company recognized a reduction in the accumulated postretirement benefit obligation of approximately $3,165,000 from a curtailment of the plan due to the disposal of its medical line of business. The decrease in the accumulated postretirement benefit obligation has been directly offset by a reduction of the remaining unrecognized transition obligation. The Company also adopted certain plan amendments during 1995 that resulted in an increase to the accumulated postretirement benefit obligation of approximately $4,415,000 related to prior service rendered by plan participants. This amount has been deferred and will be amortized over the remaining service period of active plan participants.

9.  REINSURANCE

The Company actively solicits reinsurance from other companies. The Company also cedes portions of the insurance it writes as described in the next paragraph. The effect of reinsurance on premiums earned from continuing operations was as follows:

                                                                  1996           1995           1994
                                                             ----------------------------------------------
                                                                            (In Thousands)
Direct                                                            $124,912       $153,476       $223,957
Assumed                                                            116,154        102,212         88,279
Ceded                                                              (38,114)       (77,604)       (29,297)
                                                                   -------        -------        -------
Total net premium                                                  202,952        178,084        282,939
Less net premium from discontinued operations                            -            430        125,065
                                                                    ------            ---        -------
Total net premium from continuing operations                      $202,952       $177,654       $157,874
                                                                  ========       ========       ========


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


9.  REINSURANCE (CONTINUED)

The Company reinsures with other companies portions of the insurance it writes, thereby limiting its exposure on larger risks. Normal retentions without reinsurance are $750,000 on an individual life policy, $750,000 on individual life insurance assumed and $200,000 on an individual life insured under a single group life policy. As of December 31, 1996, the Company had ceded to other life insurance companies individual life insurance in force of approximately $18.3 billion and group life of approximately $588 million. Benefits and reserves ceded to other insurers amounted to $28,132,000, $53,672,000 and $19,088,000 during the years  ended  December  31,  1996,  1995 and 1994,  respectively.  At
December 31, 1996 and 1995, policy reserves ceded to other insurers were $43,573,000 and $41,171,000, respectively. Claim reserves ceded amounted to $14,604,000 and $9,072,000 at December 31, 1996 and 1995, respectively. The
Company remains contingently liable on all reinsurance ceded by it to others. This contingent liability would become an actual liability in the event an assuming reinsurer should fail to perform its obligations under its reinsurance agreement with the Company.

10.  RELATED-PARTY TRANSACTIONS

The Company reimburses Generali's U.S. branch for certain expenses incurred on the Company's behalf. These expenses were not material in either 1996 or 1995. The Company retrocedes a portion of the life insurance it assumes to Generali. In accordance with this agreement, the Company ceded premiums of $1,035,000, $1,023,000 and $472,000 during 1996, 1995 and 1994, respectively. The Company ceded no claims during 1996 and 1995 and ceded claims of $300,000 during 1994.

In 1995, the Company entered into a modified coinsurance agreement with Generali to cede 50% of certain single-premium deferred annuity contracts issued. In accordance with this agreement, $60 million and $137 million in account balances were ceded to Generali in 1996 and 1995, respectively, and Generali loaned such amounts back to the Company. The recoverable amount from Generali was offset against the loan. The net expense related to this agreement was $1,344,000 and $136,000 for the years ended December 31, 1996 and 1995, respectively. The Company held a payable to Generali of $972,000 at December 31, 1996 and a receivable from Generali of $6,368,000 at December 31, 1995 related to this agreement.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


11.  STOCKHOLDER'S EQUITY

The components of the balance sheet caption "net unrealized gain (loss) on securities" in stockholder's equity are summarized as follows:

                                                             1996             1995              1994
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Net unrealized gain (loss) on securities:
   Fixed maturities                                          $2,046           $33,661         $(45,797)
   Equity securities                                          3,706             1,288           (2,099)
                                                              -----             -----           ------
Net unrealized gain (loss)                                    5,752            34,949          (47,896)

Adjustment to deferred policy acquisition
   costs                                                        (35)          (13,453)          11,204
Adjustment to unearned revenue reserve                          (44)            2,038           (3,100)
Deferred income taxes                                        (1,987)           (8,237)          10,927
                                                             ------            ------           ------
Net unrealized gain (loss)                                   $3,686           $15,297         $(28,865)
                                                             ======           =======         ========

12.  DISCONTINUED OPERATIONS

In June of 1994, the Company adopted a plan to dispose of its medical line of business. Accordingly, the medical line of business is considered to be a discontinued operation at December 31, 1996, 1995 and 1994, and the consolidated financial statements report separately the net assets and operating results of the discontinued operations.

During 1994, the Company entered into an agreement to dispose of the Company's Kansas and Missouri group medical business and sell the Company's wholly-owned HMO, BMA Selectcare. The transaction closed on December 31, 1994. The agreement provided for the full reinsurance of the Company's Kansas and Missouri group medical business through the renewal dates of the related group contracts. Under the agreement, the Company continued to remain primarily liable for claims, billing and receipts through the next anniversary dates of the policies reinsured. Accordingly, all related assets and liabilities of this business are reflected in the Company's balance sheet with the net amount of cash paid related to the transfer of the assets and liabilities reflected as "funds held" of $1,990,000 included in other assets in the December 31, 1995 balance sheet. The estimated gain on disposal of this business of $4,526,000, net of income taxes, was recorded in 1994. An additional gain of $661,000, net of tax, was recorded in 1995, reflecting various adjustments to initial estimates.


                  Business Men's Assurance Company of America
                  (A Member of the Generali Group of Companies)


             Notes to Consolidated Financial Statements (continued)


12.  DISCONTINUED OPERATIONS (CONTINUED)

The Company also entered into an agreement during 1994 to dispose of the remainder of its medical line of business, effective January 1, 1995. This transaction closed January 31, 1995 and, accordingly, was reflected in the 1995 financial statements. The agreement provided for the reinsurance of substantially all of the Company's remaining group and individual medical business through the renewal dates of the related contracts. Under the agreement, the Company continued to remain primarily liable for claims, billing and receipts through the next anniversary dates of the policies reinsured. Accordingly, all related assets and liabilities of this business are reflected in the Company's balance sheet. The estimated gain on disposal of this business of $5,694,000, net of income taxes, was recorded in 1995. An additional gain of $1,416,000, net of income taxes, was recorded in 1996, reflecting various adjustments to initial estimates.

A summary of operating results of the discontinued operations for the year ended December 31, 1994 is as follows:

                                                      1994
                                               --------------------
                                                 (In Thousands)

           Premium revenues                           $125,065
           Total revenues                              128,779
           Income before tax                             5,880
           Tax expense                                   2,058
           Net income                                    3,822



                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     a.  Financial Statements

          The following financial statements of the Company are included in Part B hereof:

      1.     Report of Independent Auditors.
      2.     Consolidated Balance Sheets as of December 31, 1996 and 1995.
      3. Consolidated Statements of Operations for the Years Ended December 31, 1996, 1995 and 1994.
      4. Consolidated Statements of Stockholder's Equity for the Years Ended December 31, 1996, 1995 and 1994.
      5. Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994.
       6.    Notes to Financial Statements - December 31, 1996.

     b.  Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account*
      2.     Not Applicable
      3.(a)  Principal Underwriter's Agreement
      3.(b)  Form of Selling Agreement
      4.(a)  Individual Variable Annuity Contract*
      4.(b)   Waiver of Withdrawal Charge and Interest Adjustment Rider
      5.     Application for Individual Variable Annuity Contract
      6.     (i)  Copy of Articles of Incorporation of the Company
             (ii) Copy of the Bylaws of the Company
      7.     Not Applicable
      8.     Form of Fund Participation Agreement
      9.     Opinion and Consent of Counsel
     10.     Independent Auditors' Consent
     11.     Not Applicable
     12.     Not Applicable
     13.     Not Applicable
     14.     Company Organizational Chart
     27.     Not Applicable

     *Incorporated by reference to Registrant's Form N-4, as electronically filed on August 5, 1997.

Item 25.    Directors and Officers of the Depositor

The following are the Officers and Directors of the Company:

Name and Principal                               Positions and Offices
Business Address                                 with Depositor
Giorgio Balzer                                   Director, Chairman of the Board and
BMA Tower                                        Chief Executive Officer
700 Karnes Blvd.
Kansas City, MO 64108-3306

Robert Thomas Rakich                             Director, President and Chief Operating Officer
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

Dennis Keith Cisler                              Senior Vice President - Information
BMA Tower                                        Systems
700 Karnes Blvd.
Kansas City, MO 64108-3306

David Lee Higley                                 Senior Vice President & Chief Financial
BMA Tower                                        Officer
700 Karnes Blvd.
Kansas City, MO 64108-3306

Stephen Stanley Soden                            Senior Vice President - BMA Financial
BMA Tower                                        Group
700 Karnes Blvd.
Kansas City, MO 64108-3306

Michael Kent Deardorff                           Vice President - BMA Financial Group
BMA Tower                                        Marketing
700 Karnes Blvd.
Kansas City, MO 64108-3306

James Evan Kilmer                                Vice President - Taxes
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

Edward Scott Ritter                              Vice President - Corporate Development
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

David A. Gates                                   Director - Regulatory Affairs
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

Martin Jefferson Fuller                          Senior Vice President - Insurance
BMA Tower                                        Distribution
700 Karnes Blvd.
Kansas City, MO 64108-3306

Robert Noel Sawyer                               Senior Vice President & Chief Investment
BMA Tower                                        Officer
700 Karnes Blvd.
Kansas City, MO 64108-3306

Vernon Wirt Voorhees II                          Director, Senior Vice President -
BMA Tower                                        Corporate Services & Secretary
700 Karnes Blvd.
Kansas City, MO 64108-3306

Margaret Mary Heidkamp                           Vice President - Management Services
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

Jay Brian Kinnamon                               Vice President & Corporate Actuary
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

Susan Annette Sweeney                            Vice President - Treasurer & Controller
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

Gerald W. Selig                                  Actuary - Accumulation Products
BMA Tower
700 Karnes Blvd.
Kansas City, MO 64108-3306

Thomas Morton Bloch                              Director

Gianguido Castagno                               Director

William Thomas Grant II                          Director

Donald Joyce Hall, Jr.                           Director

Allan Drue Jennings                              Director

David Woods Kemper                               Director

Giorgio Liveris                                  Director

John Kessander Lundberg                          Director

John Pierre Mascotte                             Director

Giovanni Perissinotto                            Director

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Company organizational chart is filed herewith as Exhibit 14.

Item 27.    Number of Contract Owners

Not Applicable

Item 28.    Indemnification

The Bylaws of the Company (Article IV) provide that:

Section 1: Indemnification. Each person who is or was a Director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Corporation as a right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expense (including attorneys' fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a Director, officer or employee of the Corporation, or if serving at the request of the Corporation, as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this Bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the Corporation may have to make different or further indemnifications with respect to the same or different persons or classes of persons.

Without limiting the foregoing, the Corporation is authorized to enter into an agreement with any Director, officer or employee of the Corporation providing indemnification for such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement that result from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action by or in the right of the Corporation, that arises by reason of the fact that such person is or was a Director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the full extent allowed by law, whether or not such indemnification would otherwise be provided for in this Bylaw, except that no such agreement shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriters

     a.  Jones & Babson, Inc. is the principal underwriter for the Contracts.
     b.  The following are the officers and directors of Jones & Babson, Inc.:

    Name and                               Positions and Offices
Business Address                             with Underwriter
-------------------------                  ---------------------
Larry D. Armel                             President,
5540 Belinder                              Director and CEO
Shawnee Mission, KS 66205

P. Bradley Adams                           Vice President, Chief
12019 Cherokee Lane                        Financial Officer and
Leawood, KS 66209                          Treasurer

Michael A. Brummel                         Vice President
1304 NE Oakwood Drive                      Asst. Sec. and Asst. Treas.
Lee's Summit, MO 64086

Martin A. Cramer                           Vice President and
13885 S. Brougham Drive                    Secretary
Olathe, KS 66062

John G. Dyer                               Asst. Secretary and
36-L Street                                Legal Counsel
Lake Latowana, MO 64086

Constance B. Martin                        Asst. Vice President
2305 W 95th Street
Leawood, KS 66206

Stephen S. Soden                           Chairman of the Board and
BMA Tower                                  Director
One Penn Valley Park
Kansas City, MO 64141

Giorgio Balzer                             Director
BMA Tower
One Penn Valley Park
Kansas City, MO 64141

Robert T. Rakich                           Director
BMA Tower
One Penn Valley Park
Kansas City, MO 64141

Edward S. Ritter                           Director
BMA Tower
One Penn Valley Park
Kansas City, MO 64141

Robert N. Sawyer                           Director
BMA Tower
One Penn Valley Park
Kansas City, MO 64141

Vernon W. Voorhees                         Director
BMA Tower
One Penn Valley Park
Kansas City, MO 64141

Item 30.    Location of Accounts and Records

The physical possession of the accounts, books or documents of the Separate Account which are required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained by the Company at 700 Karnes Boulevard, Kansas City Missouri 64108.

Item 31.    Management Services

Not Applicable

Item 32.    Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Business Men's Assurance Company of America ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.





                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Kansas City and the State of Missouri, on this 15th day of October, 1997.

                         BMA VARIABLE ANNUITY ACCOUNT A
                                      (Registrant)

                         By: BUSINESS MEN'S ASSURANCE COMPANY
                                            OF AMERICA
                                           (Depositor)

                                      By:   /S/EDWARD S. RITTER
                                           --------------------------------



                        BUSINESS MEN'S ASSURANCE COMPANY
                                       OF AMERICA
                                      (Depositor)

                                      By:   /S/ MICHAEL K. DEARDORFF
                                           ---------------------------------



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE


Giorgio Balzer*
---------------------                    Director, Chairman of the Board                    10/15/97
Giorgio Balzer                           and Chief Executive Officer                        ---------
                                                                                             Date

Thomas Morton Bloch*                                                                        10/15/97
---------------------                          Director                                     ---------
Thomas Morton Bloch                                                                          Date



Gianguido Castagno*                                                                         10/15/97
--------------------------                     Director                                     ---------
Gianguido Castagno                                                                           Date



William Thomas Grant II *                                                                   10/15/97
---------------------------                    Director                                     ---------
William Thomas Grant II                                                                       Date


Donald Joyce Hall, Jr.*                                                                      10/15/97
---------------------------                    Director                                      --------
Donald Joyce Hall, Jr.                                                                        Date


Allan Drue Jennings*                                                                          10/15/97
---------------------------                    Director                                       --------
Allan Drue Jennings                                                                            Date

David Woods Kemper*                                                                           10/15/97
---------------------------                    Director                                       ---------
David Woods Kemper                                                                              Date

Giorgio Liveris*                                                                              10/15/97
---------------------------                    Director                                       --------
Giorgio Liveris                                                                                 Date

John Kessander Lundberg*                                                                       10/15/97
---------------------------                    Director                                        --------
John Kessander Lundberg                                                                         Date

John Pierre Mascotte*                                                                          10/15/97
----------------------------                   Director                                        --------
John Pierre Mascotte                                                                            Date

Giovanni Perissinotto*                                                                         10/15/97
---------------------------                    Director                                        --------
Giovanni Perissinotto                                                                           Date

/S/Robert Thomas Rakich                                                                        10/15/97
---------------------------                    Director, President and Chief                   --------
Robert Thomas Rakich                           Operating Officer                                Date

/S/Vernon Wirt Voorhees II                                                                     10/15/97
---------------------------                    Director, Senior Vice President -               --------
Vernon Wirt Voorhees II                        Corporate Services & Secretary                   Date

/S/David Lee Higley                                                                            10/15/97
--------------------------                     Senior Vice President & Chief                   --------
David Lee Higley                               Financial Officer                                Date

/S/Susan Annette Sweeney                                                                       10/15/97
--------------------------                     Vice President - Treasurer &                    --------
Susan Annette Sweeney                          Controller                                       Date


*By: /S/ Robert T. Rakich
     --------------------
     Attorney-in-Fact

*By: /S/ Vernon W. Voorhees
     ----------------------
     Attorney-in-Fact

                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Giorgio Balzer, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 31st day of July, 1997.


WITNESS:

/S/David A. Gates                                      /s/ Giorgio Balzer
-----------------                                      ------------------

                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Thomas Morton Bloch, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.


                                                        /s/Thomas Morton Bloch
                                                        -----------------------


                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Gianguido Castagno, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.

WITNESS:

/S/ signature illegible                     /s/ Gianguido Castagno
-----------------------                     -----------------------




                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, William Thomas Grant II, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.


                                      /s/ William Thomas Grant II
                                     -----------------------------


                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Donald Joyce Hall, Jr., a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.

                                       /s/ Donald Joyce Hall, Jr.
                                       --------------------------


                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Allan Drue Jennings, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.



                                  /s/ Allan Drue Jennings
                                  -----------------------


                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, David Woods Kemper, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.


WITNESS:

/s/ Nellie R. Cox                    /s/ David Woods Kemper
-----------------                    ----------------------


                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Giorgio Liveris, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.


WITNESS:


/s/ Renzo Isler                      /s/ Giorgio Liveris
---------------                      -------------------

                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, John Kessander Lundberg, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 22nd day of August, 1997.


WITNESS:


/s/ Dara Collins                     /s/ John Kessander Lundberg
----------------                     ---------------------------


                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, John Pierre Mascotte, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 11th day of August, 1997.


WITNESS:

/s/ Nancy Sims                        /s/ John Pierre Mascotte
--------------                        ------------------------




                             LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Giovanni Perissinotto, a Director of Business Men's Assurance Company of America (the "Company"), a corporation duly organized under the laws of the state of Missouri, do hereby appoint Robert T. Rakich and Vernon W. Voorhees, each individually, as my attorney and agent, for me, and in my name as a Director of the Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

WITNESS my hand and seal this, 8th day of August, 1997.


WITNESS:


/s/ Raffaela Crisciani                     /s/ Giovanni Perissinotto
----------------------                     --------------------------
Witness                                      Giovanni Perissinotto


                                    EXHIBITS

                                       TO

                           PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM N-4

                         BMA VARIABLE ANNUITY ACCOUNT A

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA




                                INDEX TO EXHIBITS

Exhibit                                                            Page

EX-99.B3(a)  Principal Underwriter's Agreement

EX-99.B3(b)  Form of Selling Agreement

EX-99.B4(b)  Endorsement

EX-99.B5     Application for Individual Variable Annuity Contract

EX-99.B6(i)  Articles of Incorporation of the Company

EX-99.B6(ii) Bylaws of the Company

EX-99.B8     Form of Fund Participation Agreement

EX-99.B9     Opinion and Consent of Counsel

EX-99.B10    Independent Auditors' Consent

EX-99.B14    Organizational Chart